UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 3, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

QUARTERLY INFORMATION on

March 31, 2022

TIM S.A.

QUARTERLY INFORMATION

March 31, 2022

Contents

Independent auditors’ report on quarterly information	1
Quarterly audited information
Balance sheets	3
Statements of income	5
Statements of comprehensive income	6
Statements of changes in shareholders’ equity	7
Statements of cash flows	9
Statements of value added	11
Performance comment	12
Notes to the quarterly information	38
Fiscal Council’s Opinion	96
Statement of the Executive Officers on the quarterly information	97
Statement of the Executive Officers on the Independent auditors' report	98

INDEPENDENT AUDITOR’S REVIEW REPORT ON QUARTERLY INFORMATION

Shareholders, Directors and Officers

TIM S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying interim financial information, contained in the Quarterly Information Form (ITR) of TIM S.A. (the “Company”) for the quarter ended March 31, 2022, comprising the balance sheet as of March 31, 2022 and the statements of income and of comprehensive income for the three-month periods then ended, and the statements of changes in shareholders’ equity and of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with NBC TG 21 – Interim Financial reporting, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

INDEPENDENT AUDITOR’S REVIEW REPORT ON QUARTERLY INFORMATION

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR) and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statements of value added

The quarterly information referred to above includes the statements of value added (SVA) for the three-month period ended March 31, 2022, prepared under the responsibility of the Company's management, and presented as supplementary information for IAS 34 purposes. These statements have been subject to review procedures performed in conjunction with the review of quarterly information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and if their form and content are consistent with the criteria defined in NBC TG 09 “Statement of Added Value”. Based on our review, we are not aware of any fact that leads us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with respect to the individual interim financial information and consolidated taken as whole.

Rio de Janeiro May 3, 2022

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Fernando Alberto S. Magalhães

Accountant CRC-1SP133169/O-0

2

TIM S.A.
BALANCE SHEETS
March 31, 2022 and December 31, 2021
(In thousands of reais)

	Note	March 2022	December 2021

Assets		49,026,327	49,819,186

Current		13,601,514	15,398,048
Cash and cash equivalents	4	4,002,880	5,228,615
Marketable securities	5	4,072,781	4,568,020
Trade accounts receivable	6	3,036,574	3,066,906
Inventories	7	222,312	202,553
Recoverable indirect taxes, fees and contributions	8	336,246	354,620
Recoverable direct taxes, fees and contributions	9	996,430	1,311,906
Prepaid expenses	11	511,306	275,148
Derivative financial instruments	36	140,578	134,292
Leases	16	30,868	30,076
Other amounts recoverable	17	25,737	28,661
Other assets		225,802	197,251

Non-current		35,424,813	34,421,138
Long-term receivables		3,957,141	3,925,956
Marketable securities	5	11,575	11,508
Trade accounts receivable	6	172,732	186,301
Recoverable indirect taxes, fees and contributions	8	876,143	905,312
Recoverable direct taxes, fees and contributions	9	743,326	730,455
Deferred income tax and social contribution	10	556,350	536,888
Judicial deposits	12	716,481	718,773
Prepaid expenses	11	85,531	83,139
Derivative financial instruments	36	534,012	521,627
Leases	16	209,507	213,045
Other assets		51,484	18,908

Investment	13	1,593,028	1,601,703
Property, plant and equipment	14	19,274,089	18,308,400
Intangible assets	15	10,600,555	10,585,079

Explanatory notes are an integral part of the quarterly information.

3

TIM S.A.
BALANCE SHEETS
March 31, 2022 and December 31, 2021
(In thousands of reais)

	Note	March 2022	December 2021

Total Liabilities and Shareholders´ equity		49,026,327	49,819,186

Total liabilities		23,688,369	24,712,080

Current		8,737,685	10,611,482
Suppliers	18	3,009,707	3,267,404
Loans and financing	20	106,175	538,450
Lease liabilities	16	1,242,982	1,269,878
Derivative financial instruments	36	246,814	194,837
Payroll and related charges		348,449	303,239
Indirect taxes, fees and contributions payable	21	1,539,974	1,418,682
Direct taxes, fees and contributions payable	22	121,551	245,113
Dividends and interest on shareholders’ equity payable	25	226,762	533,580
Authorizations payable	19	1,691,299	2,630,169
Deferred revenues	23	187,582	197,179
Other liabilities		16,390	12,951

Non-current		14,950,684	14,100,598
Loans and financing	20	3,232,718	3,307,015
Derivative financial instruments	36	98,220	13,950
Lease liabilities	16	8,589,738	7,793,661
Indirect taxes, fees and contributions payable	21	3,368	3,273
Direct taxes, fees and contributions payable	22	12,371	13,227
Provision for legal and administrative proceedings	24	1,018,733	960,881
Pension plans and other post-employment benefits	37	6,492	6,492
Authorizations payable	19	1,255,759	1,250,918
Deferred revenues	23	674,175	689,161
Other liabilities		59,110	62,020

Shareholders’ equity	25	25,337,958	25,107,106
Share Capital		13,477,891	13,477,891
Capital reserves		422,293	401,806
Profit reserves		11,236,551	11,236,551
Equity valuation adjustments		(4,285)	(4,285)
Treasury shares		(4,857)	(4,857)
Profit for the period		210,365	-

Explanatory notes are an integral part of the quarterly information.

4

TIM S.A.
STATEMENTS OF INCOME
Periods ended March 31, 2022 and 2021
(In thousands of reais, except as otherwise stated)

		Parent company		Consolidated
	Notes	March 2022	March 2021	March 2021

Net revenue	27	4,727,194	4,339,763	4,339,763

Cost of services provided and goods sold	28	(2,300,476)	(2,092,827)	(2,092,827)
Gross income		2,426,718	2,246,936	2,246,936

Operating revenues (expenses):
Selling expenses	28	(1,204,880)	(1,163,466)	(1,163,466)
General and administrative expenses	28	(448,873)	(420,469)	(420,481)
Equity in earnings	13	(8,675)	(77)	-
Other revenues (expenses), net	29	(69,395)	(70,435)	(70,500)
		(1,731,823)	(1,654,447)	(1,654,447)

Income before financial revenues and expenses		694,895	592,489	592,489

Financial revenues (expenses):
Financial revenues	30	546,885	276,930	276,930
Financial expenses	31	(794,867)	(502,167)	(502,167)
		(247,982)	(225,237)	(225,237)
Profit before income tax and social contribution	-	446,913	367,252	367,252

Income tax and social contribution	32	(41,548)	(90,363)	(90,363)

Net profit for the period		405,365	276,889	276,889

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	33	0.17	0.11	0.11

Diluted earnings per share	33	0.17	0,11	0,11

Explanatory notes are an integral part of the quarterly information.

5

TIM S.A.
STATEMENTS OF COMPREHENSIVE INCOME
Periods ended March 31, 2022 and 2021
(In thousands of reais)

	Parent company		Consolidated
	March 2022	March 2021	March 2021

Net profit for the period	405,365	276,889	276,889

Other items in comprehensive income
Total comprehensive income for the period	405,365	276,889	276,889

Explanatory notes are an integral part of the quarterly information.

6

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended March 31, 2022
(In thousands of reais)
			Profit reserves
	Share Capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at December 31, 2021	13,477,891	401,806	1,175,215	8,103,035	1,958,301	(4,857)	(4,285)	-	25,107,106

Total comprehensive income for the period
Net profit for the period	-	-	-	-	-	-	-	405,365	405,365
Total comprehensive income for the period	-	-	-	-	-	-	-	405,365	405,365
Total shareholder contributions and distributions to shareholders
Long-term incentive plan (Note 26)	-	20,487	-	-			-	-	20,487
Allocation of net profit for the period:
Interest on Shareholders’ Equity (note 25)	-	-	-	-				(195,000)	(195,000)
Total shareholder contributions and distributions to shareholders	-	20,487	-	-	-	-	-	(195,000)	(174,513)
Balances at March 31, 2022	13,477,891	422,293	1,175,215	8,103,035	1,958,301	(4,857)	(4,285)	210,365	25,337,958

Explanatory notes are an integral part of the quarterly information.

7

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended March 31, 2021
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances at December 31, 2020	13,477,891	397,183	1,036,194	6,499,602	1,781,560	(4,837)	(4,848)	-	23,182,745

Total comprehensive income for the period
Net profit for the period	-	-	-	-	-	-	-	276,889	276,889
Total comprehensive income for the period	-	-	-	-	-	-	-	276,889	276,889
Stock options (note 25.b)	-	1,742	-	-			-	-	1,742
Purchase of treasury shares, net of disposals	-	-	-	-		2,246	-	-	2,246
Total shareholder contributions and distributions to shareholders	-	1,742	-	-	-	2,246	-	-	3,988
Balances at March 31, 2021	13,477,891	398,925	1,036,194	6,499,602	1,781,560	(2,591)	(4,848)	276,889	23,463,622

Explanatory notes are an integral part of the quarterly information.

8

TIM S.A.
STATEMENT OF CASH FLOW
Periods ended March 31, 2022 and 2021
(In thousands of reais)

		Parent company		Consolidated
	Note	March 2022	March 2021	March 2021
Operational activities
Profit before income tax and social contribution		446,913	367,252	367,252
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	28	1,399,296	1,427,782	1,427,782
Equity in earnings	13	8,675	77	-
Residual value of property, plant and equipment and intangible written off		1,475	2,912	2,912
Interest on asset retirement obligation		179	(8)	(8)
Provision for legal and administrative proceedings	24	71,101	78,656	78,656
Inflation adjustment on judicial deposits and legal and administrative proceedings		36,730	16,408	16,408
Interest, monetary and exchange rate variations on loans and other financial adjustments		213,346	36,306	36,306
Interest on lease liability		254,638	191,978	191,978
Lease interest		(6,833)	(5,191)	(5,191)
Provision for expected credit losses	28	136,475	123,493	123,493
Long-term incentive plans	26	20,487	2,597	2,597
		2,582,482	2,242,262	2,242,185
Reduction (increase) in operating assets
Trade accounts receivable		(110,240)	142,343	142,343
Taxes, fees and contributions to be recovered		410,350	396,862	396,862
Inventories		(19,759)	(54,406)	(54,406)
Prepaid expenses		(238,550)	(100,597)	(100,597)
Judicial deposits		7,869	26,885	26,885
Other assets		(55,736)	(4,310)	(4,234)
Increase (decrease) in operating liabilities
Payroll and related charges		45,210	39,296	39,296
Suppliers		(252,795)	(474,153)	(474,153)
Taxes, fees and contributions to be collected		(141,181)	(96,844)	(96,843)
Authorizations payable		(990,552)	4,141	4,141
Payments for legal and administrative proceedings	24	(55,556)	(87,566)	(87,566)
Deferred revenues		(24,585)	(57,562)	(57,562)
Other liabilities		(37,403)	(23,204)	(23,204)
Cash generated by operations		1,119,554	1,953,147	1,953,147
Income tax and social contribution paid		-	(3,552)	(3,552)
Net cash generated by operating activities		1,119,554	1,949,595	1,949,595

9

TIM S.A.
STATEMENT OF CASH FLOW
Periods ended March 31, 2022 and 2021
(In thousands of reais)

		Parent company		Consolidated
	Note	March 2022	March 2021	March 2021

Investment activities
Marketable securities		495,172	468,487	468,487
Additions to property, plant and equipment and intangible		(1,328,047)	(1,324,158)	(1,324,158)
Receipt of leases		1,696	1,303	1,303
Net cash applied on investment activities		(831,179)	(854,368)	(854,368)

Financing activities
Amortization of loans		(429,883)	-	-
Interest paid- Loans		(24,988)	(7,538)	(7,538)
Payment of lease liability		(304,419)	(263,532)	(263,532)
Interest paid on lease liabilities		(252,985)	(197,517)	(197,517)
Derivative financial instruments		(26,760)	(234)	(234)
Purchase of treasury shares, net of disposals		-	1,391	1,391
Dividends and interest on shareholders’ equity paid		(475,075)	(486,548)	(486,548)
Net cash applied in financing activities		(1,514,110)	(953,978)	(953,978)

Increase (decrease) in cash and cash equivalents		(1,225,735)	141,249	141,249

Cash and cash equivalents at the beginning of the period		5,228,615	2,575,290	2,575,291
Cash and cash equivalents at the end of the period		4,002,880	2,716,539	2,716,540

Explanatory notes are an integral part of the quarterly information.

10

TIM S.A.
STATEMENT OF VALUE ADDED
Periods ended March 31, 2022 and 2021
(In thousands of reais)
	Parent company		Consolidated
	March 2022	March 2021	March 2021
Revenues
Gross operating revenue	6,578,210	6,103,577	6,103,577
Losses on doubtful accounts receivable	(136,475)	(123,493)	(123,493)
Discounts granted, returns and others	(732,254)	(596,738)	(596,738)
	5,709,481	5,383,346	5,383,346
Supplies acquired from third parties
Costs of services provided and goods sold	(811,484)	(659,258)	(659,258)
Materials, energy, third-party services and others	(830,152)	(782,118)	(782,195)
	(1,641,636)	(1,441,376)	(1,441,453)
Retentions
Depreciation and amortization	(1,399,296)	(1,427,782)	(1,427,782)
Net added value generated	2,668,549	2,514,188	2,514,111
Value added received in transfer
Equity in earnings	(8,675)	(77)	-
Financial revenues	546,885	276,930	276,930
	538,210	276,853	276,930
Total added value to be distributed	3,206,759	2,791,041	2,791,041

Added value distribution
Personnel and expenses
Direct remuneration	181,262	140,096	140,096
Benefit	50,790	48,564	48,564
FGTS	15,887	15,533	15,533
Other	15,137	23,266	23,266
	263,076	227,459	227,459
Taxes, fees and contributions
Federal	530,753	579,382	579,382
State	902,712	945,758	945,758
Municipal	22,460	34,621	34,621
	1,455,925	1,559,761	1,559,761
Third-party Capital Remuneration
Interest	794,167	501,424	501,424
Rentals	287,530	225,435	225,435
	1,081,697	726,859	726,859
Other
Social investment	696	73	73
	696	73	73
Shareholder's Equity Remuneration
Dividends and interest on shareholders’ equity	195,000	-	-
Retained earnings	210,365	276,889	276,889
	405,365	276,889	276,889

Explanatory notes are an integral part of the quarterly information.

11

2022 First Quarter Results

2022 First Quarter Highlights

From Volume to Value: customer base profile continuous transformation

•	In 1Q22, Mobile ARPU grew by 7.6% YoY, reaching R$ 27.4;
•	Postpaid continued to gain relevance, reaching nearly 60% of the Service Revenue;
•	Mobile net additions totaled 239 thousand new customers in 1Q22;
•	TIM Live ARPU grew by 2.0% YoY and the UBB customer base grew by 4.2% YoY in 1Q22;

•      Penetration of high value offers (>100Mbps) on TIM Live’s customer base reached 65%.

Continuous infrastructure evolution, with focus on quality and innovation

•	Leadership in 4G coverage, reaching 4,794 cities, also focused on expanding the 700 MHz frequency, which now covers 4,058 cities;
•	Expanded 4.5G coverage to 1,806 cities and offered 5G DSS coverage to 15 cities by the end of March;
•	Expansion of FTTH, starting to cover Joinville (SC) and with nearly 4.4 million homes passed;
•	TIM Live elected Brazil’s best fixed broadband for the 6th time**.

Revenue acceleration contributed to a solid EBITDA growth

•	Strong growth in the top line (+8.9% YoY) and in the Service Revenue (+8.4% YoY) in 1Q22;
•	Record growth of the Mobile Service Revenue, up by 8.6% YoY in the quarter, with Postpaid Revenue growing by 8.2% YoY and Prepaid Revenue reversing the trend of the last two quarters, with a positive result of +3.2% YoY;
•	In 1Q22, Customer Platform Revenue totaled over R$ 35 million, more than doubling on year-on-year comparison;
•	Normalized EBITDA reached R$ 2.1 billion in the quarter (up by 5.1% YoY), recording a 44.9% Margin.

* EBITDA normalized according to the items described in the Costs section (+R$ 20.3 million in 1Q22 and -R$ 743.1 million in 4Q21). Net Income normalized by: tax credit and other effects (-R$ 6.9 million in 1Q22 and -R$ 13.3 million in 4Q21) and impact from deferred and current taxes over the revenue generated through the I-Systems transaction (+R$ 509.2 million in 4Q21). Normalized Capex excludes the impacts related to the acquisition of the frequency auction licenses (R$ 3,585 million in 4Q21).

** According to the Estadão Melhores Serviços 2022 ranking published by the newspaper O Estado de S. Paulo.

12

2022 First Quarter Results

Financial Performance

OPERATING REVENUE

* The Customer Platform includes revenues from new initiatives, such as Financial Services, Educational Services, and Mobile Advertising.

13

2022 First Quarter Results

Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Service Revenue (MSR) totaled R$ 4,286 million, up by 8.6% YoY, mainly due to the Mobile ARPU (Average Monthly Revenue Per User), up by 7.6% YoY and reached R$ 27.4, reflecting the success of the Company’s strategy to monetize its customer base through migrations to higher-value plans and offer differentiation.

Breaking down the performance of each mobile segment in 1Q22:

(i)

Prepaid revenue recovered by +3.2% YoY in this first quarter, despite the still challenging macroeconomic scenario. This revenue’s performance was driven by: (i) a more efficient strategy of the offer portfolio, with regionalized offers; (ii) price restructuring; and (iii) resuming of the government aid. These elements helped reverse a negative trend in Prepaid ARPU[1], up by 5.1% YoY;

(ii)

Revenue from Postpaid Customers grew by 8.2% YoY in the quarter. Human Postpaid ARPU[2] (ex-M2M) grew by 3.1% YoY. This performance was leveraged by the Company’s successful strategy to focus on the best customer experience and value proposition, thereby migrating our base and bringing customers to plans with higher average ticket. In addition, the success of the iPhone 12 exclusive sale offer, with the lowest market price, also boosted sales in this segment, especially in March.

Interconnection Revenue (ITX) fell by 17.4% YoY, with lower incoming traffic. It should be noted that this was one of the most benefited lines by the COVID-19 pandemic. MTR’s effect on Net Service Revenue was 2.0%.

Customer Platform Revenue totaled R$ 35 million in 1Q22, with R$ 24 million from Financial Services and R$ 11 million from Mobile Advertising. Educational Services continue to focus heavily on expanding the user base, so they still do not have significant revenue.

[1] Prepaid ARPU excludes Other Mobile Revenue and Customer Platform.

[2] Human Postpaid ARPU excludes Other Mobile Revenue and Customer Platform.

14

2022 First Quarter Results

Other Revenues grew 23.1% YoY in 1Q22, mainly due to the higher revenue from network sharing and swap contracts, in line with the Company’s strategy to expand the fiber transport infrastructure (backbone and backhaul), allocating resources (Capex and Opex) more efficiently.

Fixed Segment Breakdown (net of taxes and deductions):

Fixed Service Revenue totaled R$ 297 million this quarter, up by 5.7% over 1Q21. TIM Live continues as this performance’s main driver, up by 10.2% YoY, representing over 64% of the fixed service revenue.

15

2022 First Quarter Results

TIM Live’s main growth factor was FTTH’s expansion. Following the focus on quality, we have been replacing copper networks for fiber ones, improving the customer experience. Thus, our FTTH customer base grew by 31.4% YoY in the first quarter of this year. We also launched TIM Live’s coverage in Joinville in February, marking the return of Live’s expansion to new cities after concluding the deal to sell I-Systems (formerly FiberCo) share control to IHS.

OPERATING COSTS AND EXPENSES

* Operating Costs normalized by: payroll expenses related to the acquisition of Oi’s mobile assets (+R$ 11.8 million in 1Q22), expenses with specialized legal and administrative services (+R$ 8.4 million in 1Q22 and +R$ 34.8 million in 4Q21), sale of the control over the investment in the company I-Systems (-R$ 782.2 million in 4Q21) and expenses with consulting firm for the acquisition project of Oi’s mobile assets (+R$ 4.3 million in 4Q21).

Reported Operating Costs and Expenses totaled R$ 2,624 million in 1Q22 (+13.1% YoY). In the quarter, this line was affected by the following non-recurring items: (i) payroll expenses totaling R$ 11.8 million, related to the acquisition of Oi’s mobile assets; and (ii) expenses with specialized administrative and legal services, totaling R$ 8.4 million, associated to the acquisition/restructuring projects of Oi’s and I-Systems’[3] assets.

[4][5]

[3] I-Systems was created in partnership with IHS Brasil in November 2021 as an open provider of optic-fiber infrastructure. The transaction included the selling of 51% stake to the new partner through the payment of R$ 1.1 billion to TIM and the allocation of R$ 600 million into I-Systems' cash.

[4] 12-month accumulated IPCA as of March 2022 (Source: IBGE).

[5] 12-month accumulated IGP-M as of March 2022 (Source: FGV).

16

2022 First Quarter Results

Breakdown of Normalized Costs and Expenses Performance:

Personnel Costs[6] grew by 8.9% YoY in 1Q22. This performance was affected by: (i) readjustments on wages, benefits, and incentives at a level close to annual inflation of the period; and (ii) higher provisions related to employees’ bonuses.

Commercialization and Advertising remained nearly stable year-on-year, with a small 0.2% growth YoY in the quarter, affected by the net result from (i) reducing advertising expenses; (ii) in contrast to higher expenses with sales commissions, explained by the addition of new customers and a better intra-segment migration mix. The result is also affected by lower expenses with Fistel and lower expenses related to the management of the customer base (billing, collection and caring) through the Company’s continuous efforts on the digitalization processes.

Network and Interconnection grew by 24.1% YoY in 1Q22, mainly affected by: (i) higher expenses from the leasing of fiber-optic secondary network from the newly created I-Systems; (ii) higher expenses on infrastructure sharing contracts; (iii) inflationary readjustment in part of the contracts.

General and Administrative (G&A)[7] expenses were up by 18.1% YoY in the quarter. This increase is mainly from: (i) hiring specialized services from consulting firms for recurring projects; and (ii) higher expenses related to the project, which started in 1Q21, to migrate the IT infrastructure to the cloud (“Journey to Cloud”). The project continues at a fast pace, and, in this quarter, TIM became Brazil’s first telco to migrate 100% of its data centers to the cloud, bringing more operational efficiency and improving the customer experience.

Cost of Goods Sold (COGS) grew by 29.0% YoY in 1Q22, following the Products Revenue growth due to higher handset prices.

Provisions for Doubtful Accounts (Bad Debt) grew by 10.5% YoY in 1Q22, totaling R$ 136 million, explained by a higher postpaid customer base and partially due to the more challenging macroeconomic scenario. Despite this growth, the Bad Debt over Gross Revenue ratio remained nearly stable year-over-year, at 2.1% in 1Q22 vs. 2.0% in 1Q21.

[6] Personnel had a positive non-recurring impact of R$ 11.8 million in 1Q22, from payroll expenses related to the acquisition of Oi’s mobile assets.

[7] General and Administrative Expenses had a positive non-recurring impact of R$ 8.4 million in 1Q22, related to expenses with specialized legal and administrative services associated to the acquisition/restructuring projects of Oi’s and I-Systems’ assets.

17

2022 First Quarter Results

Other Operating Expenses (Revenues) fell by 1.5% YoY in 1Q22, mainly explained by lower expenses related to losses on civil lawsuits and a lower level of FUST/FUNTTEL expenses. This item corresponded to 2.7% of the normalized total Costs and Expenses (vs. 3.0% in 1Q21).

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 67.8 per gross addition in 1Q22, up by 30.1% YoY, mainly due to higher commission expenses generated by: (i) positive net additions in the Postpaid segment; and (ii) the migration of customers to higher-value segments.

The SAC/ARPU ratio (payback per client) grew YoY, reaching 2.5 months from 2.0 months in 1Q21.

18

2022 First Quarter Results

FROM EBITDA TO NET INCOME

* EBITDA normalized according to the items described in the Costs section (+R$ 20.3 million in 1Q22 and -R$ 743.1 million in 4Q21). Net Income normalized by: tax credit and other effects (-R$ 6.9 million in 1Q22 and -R$ 13.3 million in 4Q21) and impact from deferred and current taxes over the revenue generated through the I-Systems transaction (+R$ 509.2 million in 4Q21).

EBITDA[8] (Earnings before Interest, Taxes, Depreciation and Amortization)

Excluding the effects associated to the I-Systems operation, 1Q22 Normalized EBITDA totaled R$ 2,198 million, up by 8.8% YoY.

Excluding leases effects from these indicators, 1Q22 Normalized EBITDA-AL (“After Lease”) totaled R$ 1,576 million, +1.1% YoY.

[8] EBITDA normalized according to items in the “Operating Costs and Expenses” section.

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2022 First Quarter Results

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

D&A fell by 2.0% YoY in 1Q22 explained by a lower Depreciation of network infrastructure and 3G transmission and commutation equipment, in addition to lower software amortization. Normalized EBIT grew by 20.7% YoY in 1Q22, reflecting the solid EBITDA growth amid a lower D&A.

NET FINANCIAL RESULTS

In 1Q22, Net Financial Result was negative by R$ 248 million, down by around R$ 23 million in comparison to the 1Q21. This difference is mainly explained by the net result between:

(i)	Higher financial revenue from the increased revenue from interest on financial investment, reflecting a higher basic interest rate and higher cash generation (Selic reached 11.75% in the end of the quarter);
(ii)	Higher financial expenses due to: (1) higher volume of interest on leases amid the increase in inflation rates and consequent increase in the amount due; and (2) increased volume of interest on debt due to a higher basic interest rate and costs associated to installment payments for the acquisition of 4G/5G frequencies and other obligations.

INCOME TAX AND SOCIAL CONTRIBUTION

In 1Q22, the Reported Income Tax (“IR”) and Social Contribution (“CSLL”) totaled -R$ 42 million compared to -R$ 90 million in 1Q21. This improvement is mainly explained by a comparative basis benefited by IoE’s declaration in 1Q22. The line had a non-recurring impact totaling R$ 6.9 million in the quarter, as explained under the Costs section. In the Normalized view, IR/CSLL totaled -R$ 48 million in 1Q22 compared to -R$ 90 million in the same period of 2021 – improvement explained by the same reasons mentioned above. In the Normalized view, the effective rate was -10.4% in 1Q22 vs. -24.6% in 1Q21.

NET INCOME[9]

[9] Net Income normalized according to items in the “From EBITDA to Net Income” section.

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2022 First Quarter Results

CASH FLOW, DEBT AND CAPEX

* EBITDA normalized according to the items described in the Costs section (+R$ 20.3 million in 1Q22 and -R$ 743.1 million in 4Q21). Normalized Capex excludes the impacts related to the acquisition of the frequency auction licenses (R$ 3,585 million in 4Q21).

[10]

In 1Q22, Normalized EBITDA-Capex was R$ 795 million, up by 14.2% YoY, taking Normalized EBITDA-Capex on Net Revenue to 16.8%. Excluding leasings, Normalized EBITDA-AL-Capex totaled R$ 248 million (+5.3% YoY).

CAPEX

* Normalized Capex excludes the impacts related to the acquisition of the frequency auction licenses (R$ 3,585 million in 4Q21).

At the end of this first quarter, the total Capex result was R$ 1,328 million, stable when compared to the same period of the previous year. In addition, Normalized Capex over Net Revenue was 28.1%, showing a reduction of -2.4 p.p. vs. 1Q21.

[10] Operating Free Cash Flow with Normalized EBITDA and Capex as indicated in their respective sections.

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2022 First Quarter Results

WORKING CAPITAL VARIATION

In this quarter, the Working Capital Variation was negative by R$ 1,219 million, mainly due to EAF’s first installment payment, at around R$ 1.1 billion, as part of the obligations of 3.5 GHz license, purchased in the 5G frequencies auction, as previously mentioned in Cash Flow section. In March, the Company also disbursed R$ 298 million to Condecine and CRFP, which make up the Fistel tax with TFF.

The 2022 TFF payment is suspended, as well as those of 2020 and 2021, without a defined payment date (Note 21 of the Financial Statements), thus benefiting the Working Capital dynamics.

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2022 First Quarter Results

DEBT AND CASH

Debt Profile

ISSUANCES	CURRENCY	INTEREST RATE	MATURITY	SHORT-TERM	LONG-TERM	TOTAL
R$ million						
KFW Finnvera	USD	Libor+0.75%	01/24 to 12/25	79	157	236
Scotia	USD	1.4748% p.y.	04/24	3	474	477
BNP Paribas	USD	2.8220% p.y. to 7.0907% p.y.	01/22 to 01/24	6	500	506
Debentures	BRL	IPCA + 4.1782% p.y.	06/28	16	1,708	1,724
BNDES	BRL	IPCA + 4.2283% p.y.	11/31	2	394	396
Total Financial Debt				**106**	**3,233**	**3,339**
License (5G)	BRL	Selic	12/40	48	816	864
Total Debt Before Lease				**154**	**4,049**	**4,202**
Total Lease	BRL	IPCA/IGP-M (11.2865% p.y.)*	01/29	1,212	8,380	9,592
Total Debt				**1,366**	**12,429**	**13,795**

*Weighted average interest rate of leasing contracts in 1Q22.

Net Debt

DESCRIPTION	1Q22	4Q21	3Q21	2Q21
R$ million				
Short-Term Debt	106	538	534	1,446
Long-Term Debt	3,233	3,307	2,881	2,780
Total Debt	**3,339**	**3,845**	**3,415**	**4,226**
Cash and Cash Equivalents	(8,076)	(9,797)	(7,372)	(7,125)
Net Derivatives-ex C6	169	11	24	(104)
Net Debt	**(4,568)**	**(5,940)**	**(3,933)**	**(3,003)**
License (5G and 4G)	864	843	-	-
Net Debt AL	**(3,704)**	**(5,097)**	**(3,933)**	**(3,003)**
Total Lease	9,592	8,820	8,271	8,186
Total Net Debt	**5,888**	**3,723**	**4,338**	**5,183**
Net Debt AL /Normalized EBITDA AL*	**-0.5x**	**-0.8x**	**-0.6x**	**-0.4x**
Net Debt Total/EBITDA	**0.7x**	**0.4x**	**0.5x**	**0.6x**

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

Debt by Maturity

YEAR	PRO-FORMA	INCLUDING IFRS 9, 15 & 16
R$ million		
2023	122	1,330
2024	1,079	2,173
2025	124	983
2026	676	1,396
After 2026	2,047	6,546
Total Debt	**4,049**	**12,429**

In 1Q22, Normalized Debt (post-hedge) totaled R$ 13,964 million, up by R$ 3,729 million YoY. The total includes:

(i)	Recognizing a lease totaling R$ 9,592 million (related to the sale of towers, LT Amazonas project and lease agreements with exceeding 12 months terms, as established by IFRS 16);

(ii)	Bank debt totaling R$ 3,339 million;

(iii)	The hedging derivatives[11] position totaling R$ 169 million (excluding C6 Bank effects);
(iv)	The impact related to the acquired licenses in the 4G and 5G frequencies auction, totaling R$ 864 million.

[11] The derivatives position is also composed of the subscription bonus in the capital of C6 Bank, in the amount of R$ 499 million, as per Note 36 of the Financial Statement.

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2022 First Quarter Results

The financing (post-hedge) totaled R$ 3,339 million at the end of December. The average cost of debt, excluding leases and licenses, was 11.4% p.y. (108.5% of CDI) in the quarter, up when compared to 2.8% p.y. (130.4% of CDI) in 1Q21, affected by the higher CDI in the period.

At the end of the quarter, Cash and Securities positions totaled R$ 8,076 million, down by R$ 1,730 million YoY, affected by the items mentioned previously at Cash Flow section.

The average financial yield reached 11.2% p.y. in 1Q22, up by 8.9 p.p. compared to 1Q21, due to the latest increases in the basic interest rate and a better allocation of resources.

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2022 First Quarter Results

Quarterly Events and Subsequent Events

CLOSING OF THE PURCHASE OF OI'S MOBILE OPERATION ASSETS

On April 20, 2022, TIM jointly to Telefônica Brasil S.A. and Claro S.A., after complying with the previous conditions established by Cade and by Anatel, announced the conclusion of the acquisition process of Oi Móvel S.A.’s (“Oi Móvel”) mobile operation assets. With the conclusion of the transaction, TIM now holds 100% of the share capital of Cozani RJ Infraestrutura e Rede de Telecomunicações S.A., company that corresponds to part of the assets, rights and obligations unit of Oi Móvel acquired by the Company. For more details regarding the process conclusion, access the Material Fact.

PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY

On March 22, 2022, TIM S.A. announced that its Board of Directors approved the distribution of R$ 195 million as Interest on Shareholders’ Equity (“IoE”). The payment was made on April 27, 2022, and the date of March 28, 2022, was used to identify the shareholders entitled to receive such payment. Thus, the shares acquired after that date were ex-Interest on Shareholders’ Equity rights.

TIM OBTAINS RIGHT TO EXERCISE THE 5TH AND 6TH TRANCHES OF SUBSCRIPTION BONUSES AT BANK C6

In January and April 2022, TIM obtained the right to exercise the 5th and 6th tranches, respectively, of the subscription bonus of C6's share capital as a result of the achievement of the 5th and 6th levels of the agreed targets within the partnership, which result in an accumulated interest of around 4.8% in C6’s share capital.

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2022 First Quarter Results

Operating and Marketing Performance

MOBILE SEGMENT:

GENERAL MARKET

The mobile market grew by 7.5% YoY at the end of March 2022, reinforcing the customer base positive advance in the last quarter. In the past 12 months, Postpaid net additions reached 14.4 million users, 58% of it from human postpaid lines. Prepaid reached 3.6 million new lines.

TIM

TIM ended the 1Q22 totaling 52.3 million lines, up by 1.1% YoY in the period.

In 1Q22, the Postpaid base reported 23.2 million lines (+4.5% YoY). The segment mix represents 44% over the total customer base, +1.4 p.p. YoY. The net additions of the last 12 months accumulated a positive result of 996 thousand new lines. The Postpaid monthly disconnection rate remains low (1.5% in 1Q22).

Human Postpaid (ex-M2M) reached 19.2 million lines (+5.2% YoY) at the end of the quarter, with net additions of 953 thousand lines in the last 12 months.

M2M base reached 4.0 million lines in 1Q22, up by 1.1% YoY.

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2022 First Quarter Results

In 1Q22, the Prepaid base had 29.1 million lines, which fell by 1.4% YoY. The base accumulated 420 thousand disconnections in the last 12 months. The segment is the most impacted by the economy’s deterioration, mainly in the last 2 years.

The 4G base ended the quarter with 46.9 million lines, maintaining a good growth pace (+6.6% YoY).

The 5G DSS base ended the 1Q22 with 366 thousand lines, up by 15.5% QoQ.

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2022 First Quarter Results

FIXED SEGMENT:

TIM Live reached a base of 689 thousand connections in 1Q22, preserving the growth pace (+4.2% YoY). The service’s net additions reached around 4.5 thousand new lines in the period, with the FTTH base as the main driver. Higher-value plans, with speed above 100 Mpbs, continue to gain more relevance, reaching a 65% share of the total base by the end of March.

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2022 First Quarter Results

Customer Platform and Mobile Advertising

Since 2020, TIM has been developing strategies to expand and diversify the Company’s revenue sources, including the Customer Platform, which aims to monetize the Company’s customer base by observing market trends and innovative partnerships. This initiative is made possible by two business models:

(i)	Commercial Partnerships with direct compensation for the sales of advertising and data intelligence – serving brands seeking to increase awareness and consideration, lead generation, apps install, product sales, account opening, service subscription, consumer surveys and 1st party data enrichment. The main tools used are TIM Ads and TIM Insights.

(ii)	Strategic Partnerships to achieve the same goals above, exponentially in a record time. In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partners’ brand (e.g. “TIM’s Official Bank”, “TIM’s Official Digital Graduation”) and encourage consumers to join the partner brand with an exclusive GB bonus offer. We communicate in all touch points, including Meu TIM, Stories, In App Push Notification, and include the partnership within TIM's core commercial offers for the market and release it on TV, OOH and Internet. We also engage TIM's commercial capillarity in its points of sale in the 1,000 best commercial locations in Brazil, 200,000 non-exclusive points of sale and, finally, we pay 8,000 sellers for the success of the partnership. In this model, TIM's remuneration is linked to the partnership success and is composed of a CAC fee in R$ and an equity stake.

Within this strategy, some verticals were ranked as great opportunities for having a more direct connection with mobile services and for having a higher valuation than telecom companies. Below are details of the verticals in which we are already operating.

TIM ADS AND TIM INSIGHTS

With more than 500 datapoints per user, TIM Insights has proven to be a powerful tool to identify the clusters concerned on digital services in various industries, such as Financial Services, Education, Social Networks, Food & Beverage, Retail, Consumer Goods, etc.

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2022 First Quarter Results

With more than 30 million customers with OptIns, TIM Ads provides advertising awareness and performance in several forms such as text, image, gif and, mainly, video in TIM's traditional channels, as well as in applications such as Meu TIM, TIM +Vantagens, TIM Fun and TIM News. In addition, it works as a platform for app installing, generating qualified leads, consumer surveys, 1st party data enrichment and brand lift measurement.

In this first quarter, advertising and data intelligence revenues reached the highest level ever recorded since the beginning of the initiative, around R$ 11 million, up by 87% YoY. In addition, we had more than 5 million TIM users engaged in our advertising campaigns.

FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with C6 and, as of April 2020, launched exclusive offers for TIM customers who opened C6’s bank accounts and used its services. As compensation in this contract, TIM gets a commission per activated account and the option to obtain an interest in the bank as we reach active account targets. The percentage of shares received for each target achieved varies throughout the contract, with the initial slots being more advantageous for TIM due to the greater effort required to take off a new digital company.

The partnership with C6 closed 1Q22 with another record of active accounts, with over three million active users since the beginning of the partnership, with a 4.4% equity stake of the bank by the end of the quarter (in April, with the achievement of the 6th tranche, the accumulated equity stake was 4.8%). In terms of revenues, the partnership generated R$ 24 million for TIM in the first quarter of 2022.

Even with the project success, due to differences between the partners, in 2021, an Arbitration Procedure was initiated, which remains open, as described in Note 27 of the Financial Statement.

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2022 First Quarter Results

DIGITAL EDUCATIONAL SERVICES

In July 2021, following the strategy adopted with C6, the Company concluded the negotiation with Anhanguera Educacional Participações S.A., a subsidiary of Cogna Educação S.A (“Cogna”), establishing a strategic partnership to develop offers with special benefits for distance learning through the Ampli platform.

Besides the partnership announced, the Company launched exclusive offers for customers enrolled in the platform’s courses, and TIM customers begin to get discounts on selected courses.

As in the partnership with C6, TIM is paid through a commission and interest in Ampli, which may reach up to 30% of its capital – the subscription of shares was approved by Cade in September 2021. It should also be noted that the calculation of subscription rights will take place annually.

At the end of this first quarter of 2022, the partnership reached over 68 thousand users enrolled in undergraduate, graduate and open courses. In 1Q22, we also reached over 1.6 million accesses on the partnership page.

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2022 First Quarter Results

Infrastructure

For another quarter, TIM reinforces its commitment to enhancing its services and continuously improving the quality, aiming to ensure the best user experience for its customers. The focus on expanding and improving its network infrastructure remains an essential pillar in our business plan.

Below are the evolution details of our mobile and fixed networks:

* Includes the following locations: Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Guarulhos (SP), Taboão da Serra (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Joinville (SC), Taguatinga (DF), Samambaia (DF), Ceilândia (DF), Águas Claras (DF), Guará (DF), Candangolândia (DF) and Gama (DF).

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2022 First Quarter Results

Environmental, Social & Governance

1ST QUARTER 2022 ESG HIGHLIGHTS

For TIM Group, the business role is increasingly tied to the responsible management of aspects that go beyond the financial targets and could also generate a positive value for society in a long term. For this reason, its ESG’s ambitions are connected to the Company's materiality matrix and the UN Sustainable Development Goals.

Driven by the aspiration to "be an ESG reference in Brazil", TIM has updated its ESG Plan 2022-24, with environmental, social, and governance goals and commitments:

Environmental	Being a Carbon Neutral company (scopes 1 and 2)*	2025
	Zero the scope 2 indirect emissions*
	Maintain 100% of energy consumption from renewable sources
	Maintain the 80% increase in eco-efficiency in data traffic* (bit/Joule)
	Recycle at least 95% of solid waste	2030

Social	Maintain the level of employee engagement at least 80%	2023
Reach 40% of black people in the workforce
Have 35% women in leadership positions
Train 99% of employees in ESG culture
Train over 5,000 employees in digital skills
Bringing 4G connectivity to all municipalities in Brazil

Governance	Reduce customer complaints by 50%**	2023
	Maintain TIM on the Novo Mercado, Pró-Ética and ISE-B3
	Maintain certifications ISO 14001, ISO 900 and ISO 37001
	Get the certification ISO 27001	2022

* Base year 2019

** Reduce by 50% customer complaints at Anatel in the personal mobile service by 2023, with respect to 2019, without considering complaints from customers coming from Oi Móvel's base.

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2022 First Quarter Results

ENVIRONMENTAL

o	More than 2 tons of electronic waste were collected in two months in the more than 150 ballot boxes installed in TIM stores throughout Brazil, as part of the new waste collection program;
o	By the end of the 1st Quarter, 1,800 biosites were active and in February 2022, TIM put into operation the first wind-powered biosite in Brazil. These structures are similar to a common pole and besides contributing to the reduction of antennas and towers, they can add other functions, such as public lighting and security cameras;
o	Committed to the goal of maintaining 100% of energy consumption from renewable sources, the Distributed Generation project will have 31 more renewable energy plants by the end of 2022;
o	The Company is part of the B3’s Carbon Efficiency Index, a portfolio of companies that take stock of greenhouse gas and are committed to fighting climate change, and is also part of the ICDPR-70, CDP Brazil’s Climate Resilience Index;
o	Improved CDP score, increasing performance from B- (2020) to B (2021);
o	Joined, as TIM Group, the Science Based Target (SBTi) initiative in the search for best practices in GHG emissions reduction and neutralization;
o	TIM is certified by ISO 9001 standard, since 2000, and ISO 14001, since 2010.

SOCIAL

o	Recognized as one of the most sustainable companies in Latin America in the Latin Trade Index Americas Sustainability Award, from the Inter-American Development Bank and the specialized magazine Latin Trade;
o	TIM is one of 13 Brazilians companies included in the Bloomberg Gender Equality Index, which brings together more than 400 companies from 45 countries;
o	For its diversity on the Board of Directors, with 33% women, TIM received the WoB Women on Board Initiative seal;
o	Received the Paulista Diversity Seal from the São Paulo State Government, in recognition of its efforts to promote a more inclusive work environment and a fairer society with opportunities for everyone.
o	In celebration of International Women's Day, TIM promoted Employability Week with job openings for women and courses on the Positive Women platform;
o	As a result of joining the Business Coalition to End Violence Against Women and Girls, TIM announced a partnership with the Avon Institute focused on supporting and welcoming women in situations of violence;

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2022 First Quarter Results
o	The TIM Institute, through a partnership with the Biomob Institute, allocated R$ 150 thousand reais to meet the most urgent needs and to restructure the families affected by the heavy rains that hit the city of Petrópolis in February. In addition, TIM promoted a donation campaign among its employees.
o	The Exponential Education Project of the One By One NGO will graduate 70 students by the end of 2022 with the support of TIM Institute;
o	It is a signatory to the UN Global Compact and the Women's Empowerment Principles (WEP);
o	It is part of the Business Coalition for Racial and Gender Equity, the Business Network for Social Inclusion (“REIS”), and the Business Coalition to End Violence Against Women and Girls.

GOVERNANCE

o	TIM's Board of Directors approved the ESG 2022-24 Plan, with goals and commitments in the Environmental, Social and Governance pillars. For the first time, the Company published the main highlights of the ESG 2021 Report together with the financial statements released in February 2022;
o	Completion of the ESG 2021 Report, which presents the Company's performance and practices in the Environmental, Social and Governance pillars;
o	For the first time, TIM was included in the Sustainability Yearbook (2022), the yearbook prepared by S&P Global, responsible for the Dow Jones Sustainability Index (DJSI), which presents the leading companies in sustainability;
o	The company won first place in the Anatel 2021 Complaint Satisfaction Ranking, which analyzes the companies' customer service in receiving and solving complaints, reinforcing TIM's strategy to improve the customer experience;
o	Certified by the Top Employer Institute as one of the companies with the best HR practices;
o	Since 2011, the Company is listed in Novo Mercado segment, B3’s highest governance level;
o	For the second time in a row and the only Telecom company in the country to integrate the list of Pró-Ética (“Pro-Ethical”) Companies from the Brazilian Office of the Comptroller General (“CGU”);
o	First telecom operator to achieve ISO 37001 certification, which attests to the safety and effectiveness of the anti-bribery management system.

To access the ESG quarterly report, please go to: ESG Quarterly Report

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2022 First Quarter Results

Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2022 (“1Q22”), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1: Operational Indicators

36

2022 First Quarter Results

Attachment 1

TIM S.A.

Operational Indicators

DESCRIPTION	1Q22	1Q21	% YoY	4Q21	% QoQ
Mobile Customer Base ('000)	52,305	51,728	1.1%	52,066	0.5%
Prepaid	29,089	29,509	-1.4%	29,201	-0.4%
Postpaid	23,215	22,219	4.5%	22,865	1.5%
Postpaid (ex-M2M)	19,232	18,279	5.2%	18,882	1.8%
4G Users Base ('000)	46,865	43,971	6.6%	46,314	1.2%
5G DSS Users Base ('000)	366	-	n.a.	284	29.0%
Market Share	20.3%	21.5%	-1.3p.p.	20.4%	-0.2p.p.
Prepaid	24.3%	25.4%	-1.1p.p.	24.5%	-0.2p.p.
Postpaid	16.7%	17.9%	-1.1p.p.	16.8%	-0.1p.p.
Postpaid (ex-M2M)	18.8%	19.4%	-0.5p.p.	18.7%	0.1p.p.
Gross Additions ('000)	5,060	6,664	-24.1%	5,244	-3.5%
Net Additions ('000)	239	296	-19.3%	452	-47.2%
Prepaid	(111)	(94)	18.5%	(38)	190.8%
Postpaid	350	389	-10.2%	490	-28.7%
Postpaid (ex-M2M)	349	243	43.6%	586	-40.4%
Monthly Churn (%)	3.1%	4.1%	-1.0p.p.	3.1%	0.1p.p.
Mobile ARPU (R$)	27.4	25.5	7.6%	27.7	-1.1%
Prepaid	13.2	12.6	5.1%	13.4	-1.8%
Postpaid	39.1	37.7	3.6%	39.8	-1.8%
Postpaid (ex-M2M)	46.8	45.3	3.1%	48.0	-2.6%
SAC/Gross (R$)	68	52	30.1%	64	6.1%
Fixed Telephony Customer Base ('000)	789	887	-11.0%	811	-2.7%
TIM Live Customer Base ('000)	689	662	4.2%	685	0.7%
FTTH	438	333	31.4%	399	9.6%
FTTC	252	329	-23.4%	286	-11.9%
TIM Live Net Additions ('000)	5	16	-72.3%	10	-53.3%
TIM Live ARPU (R$)	91.4	89.6	2.0%	91.1	0.4%
Handsets Sold ('000)	153	154	-0.9%	168	-9.0%
Headcount	9,120	9,189	-0.8%	9,337	-2.3%

37

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)
1.	Operations

Corporate structure

TIM S.A. (“TIM” “Company” and/or “Enterprise”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that held 66.59% of the share capital of TIM S.A on March 31, 2022 (66.59% on December 31, 2021).

The Company provides Landline Switched Telephone Service (”STFC“) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (”SMP“) and Multimedia Communication Service (”SCM"), in all Brazilian states and in the Federal District.

The Company's shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM S.A. has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Securities and Exchange Commission (“CVM”) and the Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

In December 2020, TIM’s Board of Directors, after analyzing the studies prepared and the non-binding proposals received, approved, in a meeting held on December 10, 2020, the incorporation of a company, as preparation for future segregation of assets and provision of infrastructure services for residential fiber optic of TIM S.A., called FiberCo Soluções de Infraestrutura Ltda.

On May 5, 2021, TIM S.A. informed its shareholders and the market in general that, at a meeting of the Company’s Board of Directors held on the same day, an agreement between TIM S.A. and IHS Fiber Brasil - Cessão of Infrastructures Ltd. (“IHS”) was approved for the acquisition, by IHS, of an equity interest in FiberCo Soluções de Infraestrutura S.A. (“FiberCo”).

The process for acquisition of equity interest at FiberCo, later named I–Systems, by IHS was completed on November 16, 2021. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems.

The details of the sale of FiberCo’s equity interest are described below.

Corporate Reorganization

Sale of 51% of I-Systems (formerly FiberCo) to IHS

On May 5, 2021, the Company disclosed the decision of its Board of Directors on the sale by TIM of 51% of the share capital of FiberCo to IHS, with the remaining 49% remaining under the control of the Company upon closing of the transaction.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

FiberCo was established by the Company to segregate network assets and provide infrastructure services. FiberCo was born to implement, operate and maintain last-mile infrastructure for broadband access to be offered in the wholesale market. Nevertheless, the terms of the agreement define TIM as current main customer, having the prerogative of 6 months of exclusivity after entering new areas.

In November 2021, as a result of the spin-off of net assets from the broadband business and with the subsequent disposal of 51% of its equity interest on behalf of IHS, TIM S.A. ceased the line by line consolidation of I-Systems (former FiberCo) and recorded an investment in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

Currently, due to the closing of the transaction and loss of I- Systems’s (former FiberCo) control, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477.

According to the valuation report of the net assets and liabilities, the calculated amount of R$ 1,211,789 was paid-in as share capital of I-Systems on November 1, 2021.

The process of selling the 51% equity interest in the new company, I-Systems, to IHS was completed on November 16, 2021. For the conclusion of the sale, IHS made a capital contribution of R$ 582,498 (primary) in the new company (I-Systems) and the payment of R$ 1,096,294 (secondary) directly to TIM S.A., thus totaling R$ 1,678,792 for the acquisition of a 51% equity interest. The fair value calculated for 100% of the new company was R$ 3,291,794.

Upon closing, the interest in the investee was recorded at fair value as provided for by IFRS 10 (CPC 36), and evaluated by the equity method subsequently, as defined in IAS 28 (CPC 18).

As provided for in IAS 28 (CPC 18), the sale of an investment with loss of control must be recognized by the total write-off of the investment and recognition of part of the associated company’s investment at fair value.

The effects of the transaction are detailed below:

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

Description

Transaction price	1,096,294
Investment registration at fair value	1,612,957

Cost of assets
Write-off of investment	(1,211,472)
Write-off of goodwill at Fiber RJ/Fiber SP acquisition	(1,051,477)
Write-off of deferred tax on amortized goodwill	335,935

Gain on transaction	782,237
Income tax and social contribution	(509,245)
Net gain on transaction	272,992

Gain before income tax and social contribution on remeasurement of investment to fair value	668,720
Gain before income tax and social contribution on asset disposal	113,517

As a result of the operations described above, the Company does not present consolidated statements of income as of March 31, 2022.

2.	Preparation basis and presentation of individual and consolidated quarterly information

The individual and consolidated quarterly information was prepared in accordance with accounting practices adopted in Brazil, which comprise the resolutions issued by the CVM and the pronouncements, guidelines and interpretations issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Financial Reporting Standards (International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and show all relevant information specific to the quarterly information, and only this information, which is consistent with that used by management in its management. Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its quarterly information. In this way, the relevant information specific to the quarterly information is being evidenced and correspond to those used by the management in its duties.

The main accounting policies applied in the preparation of this quarterly information are defined below and / or presented in their respective notes. Those policies were consistently applied in the years presented.

a. General criteria for preparation and disclosure

The individual and consolidated quarterly information was prepared considering the historical cost as value basis and financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as long-term.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

The presentation of the Statement of Value Added is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. IFRS does not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the quarterly information.

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

b. Functional currency and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the Company´s functional currency.

Foreign currency transactions are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into reais at the exchange rate on the balance sheet date, informed by Banco Central do Brasil [Central Bank of Brazil]. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group’s strategy is focused on optimizing results, and from the corporate reorganization mentioned in note 1, all the operating activities of the group are concentrated exclusively in TIM S.A. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the date of acquisition, regardless of the proportion of any minority interest. The portion exceeding the acquisition cost of the Group's interest in the acquired identifiable net assets, is recorded as goodwill. Should the acquisition cost be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a revenue once concepts and calculations applied are reviewed.

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

There are no consolidated balances for the balance sheet for March 2022 and December 2021, since the subsidiary I-Systems (formerly FiberCo) was incorporated in December 2020 and, as described in Note 1, had 51% of its equity interest sold to IHS, and TIM S.A. now holds a non-controlling minority interest of 49%. At that moment, TIM S.A. started having I-Systems as an affiliated company and to record the income (loss) of this company under the equity method, no longer consolidating it.

e.	Approval of quarterly information

This quarterly information was approved by the Company's Board of Directors on May 3, 2022.

f.	New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the Accounting Pronouncement Committee (CPC) and International Accounting Standards Board (IASB), are effective for the period ended March 31, 2022.

•        Amendments to CPC 06 (R2), CPC 11, CPC 38, CPC 40 (R1) and CPC 48: Benchmark Interest Rate Reform

The amendments to Pronouncements CPC 38 and CPC 48 provide for temporary exceptions that address the financial statement effects when a rate of interbank deposit certificate is replaced with an alternative to an almost risk-free rate. The amendments include the following practical expedients:

•        A practical expedient that requires contractual changes, or changes in cash flows which are directly required by the reform, to be treated as changes in a floating interest rate, equivalent to a change in a market rate;

•        A practical expedient that allows changes required by the reform, to be carried out in hedge designation and documentation and hedge relationship will not be discontinued;

•        A practical expedient that provides a temporary exception to entities so they will comply with the separately identifiable requirement when a risk-free rate instrument is designated as an hedge risk component.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

These amendments did not impact the Group’s quarterly and consolidated information.

If they become applicable, the group intends to use the practical expedients in future periods.

•        Amendments to CPC 06 (R2): COVID-19 related benefits granted to leaseholders in lease agreements that go beyond June 30, 2021.

The amendments provide for the granting of benefits to lessees upon adoption of the guidelines of CPC 06 (R2) on the modification of the lease agreement, when accounting for the related benefits as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may choose not to assess whether a benefit related to Covid-19 granted by the lessor is a modification of the lease agreement. The lessee who makes this option must account for any change in the lease payment resulting from the benefit granted in the lease agreement related to Covid-19 in the same way that it would account for the change by adopting CPC 06 (R2) if the change was not a modification of the lease agreement.

The amendment was intended to be applied until June 30, 2021, but as the impact of Covid-19 pandemic may continue, on March 31, 2021, the CPC extended the application period of this practical expedient to June 30, 2022. This amendment becomes effective for the fiscal years beginning on or after January 1, 2021. However, the Group has not yet received COVID-19 benefits granted to lessees, but the application of practical expedient is planned to be applied once it is available within the standard period.

The following new standards were issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on March 31, 2022.

•	CPC 11- Insurance Contracts

In May 2017, the IASB issued IFRS 17 - Insurance Contracts (a standard not yet issued by CPC in Brazil, but which will be codified as CPC 50 - Insurance Contracts and will replace CPC 11 - Insurance Contracts), a new comprehensive accounting standard for insurance contracts that includes recognition and measurement, presentation and disclosure. As soon as it comes into force, IFRS 17 (CPC 50) will replace IFRS 4 - Insurance Contracts (CPC 11), issued in 2005. IFRS 17 applies to all types of insurance contracts (such as life, non-life, direct insurance and reinsurance), regardless of the type of entity that issues them, as well as certain guarantees and financial instruments with discretionary participation characteristics. Some scope exceptions apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements of IFRS 4, which are largely based on local accounting policies in force in previous periods, IFRS 17 provides for a comprehensive model for insurance contracts, covering all relevant accounting aspects. The focus of IFRS 17 is the general model, covering the following:

• A specific adaptation for contracts with direct participation characteristics (variable rate approach).

• A simplified approach (premium allocation approach), mainly for short-term contracts. IFRS 17 is effective for periods beginning on or after January 1, 2023, requiring the presentation of comparative amounts. Early adoption is allowed if the entity also adopts IFRS 9 and IFRS 15 on the same date or before the first-time adoption of IFRS 17.

This standard does not apply to the Company.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

•        Amendments to IAS 1: Classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, related to CPC 26, aiming to specify the requirements for classifying the liabilities as current or non-current. The amendments clarify the following:

• What a right to postpone settlement means;

• That the right to postpone settlement must exist on the base date of the report;

• That this classification is not affected by the likelihood that an entity will exercise its right to postpone settlement;

• That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification. Amendments are valid for periods started on January 1, 2023 and must be applied on a retrospective basis.

The Company is currently assessing the impact that the changes will have on current practice and whether or not existing loan agreements will require renegotiation.

•        Amendments to IAS 8: Definition of accounting estimates

In February 2021, IASB issued amendments to IAS 8 (standard related to CPC 23), in which the definition of ‘accounting estimates’ is introduced. The amendments clarify the difference between changes in accounting estimates and changes in accounting policies and correction of errors. Additionally, they clarify how entities use measurement and input techniques to develop accounting estimates.

The amendments will become effective for periods beginning on or after January 1, 2023 and will be applied to changes in accounting policies and estimates that occur on or after the beginning of that period. If disclosed, early adoption is allowed.

Amendments are not expected to have a significant impact on the Group’s financial statements.

•        Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of accounting policies

In February 2021, IASB issued amendments to IAS 1 (standard related to CPC 26 (R1)) and IFRS Practice Statement 2 Making Materiality Judgments, in which guides and examples are provided to help entities to apply materiality judgment to the disclosure of accounting policies. The aim of amendments is to assist entities in the disclosure of accounting policies that are most useful by replacing the requirement for disclosure of significant accounting policies to material accounting policies and adding guides about how entities should apply the concept of materiality to make decisions about the disclosure of accounting policies.

The amendments to IAS 1 are applicable for periods started as of or after January 1, 2023, with early adoption allowed. Since the amendments to Practice Statement 2 provide non-mandatory guides about the application of material definition to the accounting policy information, an adoption date is not required for this amendment.

The Group is currently evaluating the impacts of these amendments to the accounting policies disclosed.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

COVID-19 impacts

Since March 2020, a pandemic was declared by the World Health Organization due to the outbreak of the new Coronavirus 2019 (COVID-19). The main impacts and first cases were recorded in Brazil and in the world also in the first quarter of 2020.

The Company has a robust infrastructure and is part of an extremely important segment in this period of crisis, essential for the population, government and health system since 2020.  After an internal analysis, there was no indication of impairment of assets or risks associated with the fulfillment of obligations since the Company is not highly leveraged and still has credit lines available to be used in the event of a significant reduction in cash volume.

In September 2021, the country showed a significant evolution in vaccination levels, with a reduction in the transmission rate and number of cases. Thus, there was a slight improvement in economic activities. In June, the stores returned with activities with a positive impact on device sales.

The country currently has vaccination levels at approximately 80% and we have not identified any relevant impacts in the quarterly information.

3.	Estimates and areas where judgment is significant in the application of the company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of quarterly information.

By definition, the resulting accounting estimates will rarely be the same as the actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the carrying amounts of assets and liabilities for the fiscal period, are covered below.

(a)       Impairment loss on non-financial assets and investments in associated companies

Impairment losses occur when book value of an asset or cash generating unit exceeds its recoverable value, which is the highest of fair value less selling costs and value in use. Calculation of fair value less selling costs is based on information available on similar assets’ selling transactions or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities with which the Company is not committed to on the reporting date of the quarterly information or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (note 15) and its tangible and intangible assets.

Net investments in associated companies are valued after applying the equity method to determine whether there is any objective evidence of impairment. The recoverable amount of an investment in an associated company must be determined for each investment, unless the associated company does not generate cash inflows on an ongoing basis that are largely independent of those generated by the entity’s other assets. The investment in an associated company was valued as described in Note 13.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

(b)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (Note 10).

(c)       Provision for legal and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

(d)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (Note 36).

(e)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 27).

(f)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (note 16), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on 01/01/2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)
4.	Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method.

The Company’s Management determines the classification of its financial assets upon initial recognition.

	March 2022	December 2021

Cash and banks	72,967	99,821
Free availability financial investments cash and cash equivalents:
CDB’s / Repurchases	3,929,913	5,128,794

	4,002,880	5,228,615

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

The annual average return of the Company's applications related to CBD’s and Committed Operations is 101.87% (101.57% as of December 31, 2021) of the variation of the Interbank Deposit Certificate – CDI.

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	March 2022	December 2021

FUNCINE (i)	11,575	11,508
Fundo Soberano (ii)	7,551	9,624
FIC: (iii)
Government bonds (iv)	2,590,319	2,975,613
CDB (v)	37,018	40,496
Financial bills (vi)	730,251	703,118
Other (vii)	707,642	839,169
	4,084,356	4,579,528

Current portion	(4,072,781)	(4,568,020)
Non-current portion	11,575	11,508

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

(i)As of December 2017, the Company, with the aim of using tax deductibility benefit for income tax and social contribution purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2022 is 0.19% p.a. (-0.06% p.a. on December 31, 2021).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration in 2022 is 104.76% (95.13% on December 31, 2021) of the variation of the interbank deposit certificate – CDI.

(iii) In August 2017, the Company invested in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from top-tier financial institutions. The average remuneration in 2022 of the FIC’s was 112.84% (122.76% on December 31, 2021) of the variation of the Interbank Deposit Certificate - CDI.

(iv) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(v) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(vi) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising

(vii) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Accounts receivable from clients are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less the provision for expected credit losses ("impairment").

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on March 31, 2022 and December 31, 2021.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.51% (0.19% on December 31, 2021).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

	March 2022	December 2021

Trade accounts receivable	3,209,306	3,253,207

Gross accounts receivables	3,793,856	4,000,026

Billed services	1,932,857	2,107,682
Unbilled services	892,502	849,762
Network use (interconnexion)	469,864	504,333
Goods sold	483,880	521,362
Contractual assets (note 23)	13,204	15,340
Other accounts receivable	1,549	1,547

Provision for expected credit losses	(584,550)	(746,819)

Current portion	(3,036,574)	(3,066,906)
Non-current portion	172,732	186,301

The movement of the provision for loss on expected settlement credits, accounted for as an asset reduction account, was as follows:

	March 2022	December 2021
	(3 months)	(12 months)

Opening balance	746,819	651,260
Supplement to expected losses	136,475	544,642
Write-off of provision	(298,744)	(449,083)

Closing Balance	584,550	746,819

The aging of accounts receivable is as follows:

	March 2022	December 2021

Total	3,793,856	4,000,026

Undue	2,616,038	2,895,999
Overdue up to 30 days	253,564	246,195
Overdue up to 60 days	108,358	100,027
Overdue up to 90 days	76,165	77,280
Overdue >90 days	739,731	680,525

7.	Inventory

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price) when this value is less than the average acquisition cost.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

	March 2022	December 2021

Total Inventory	222,312	202,553

Inventory	234,381	214,605
Mobile handsets and tablets	155,120	140,934
Accessories and prepaid cards	56,767	53,791
TIM chips	22,494	19,880

Losses on adjustment to realizable amount	(12,069)	(12,052)

8.	Recoverable direct taxes, fees and contributions

	March 2022	December 2021

Recoverable direct taxes, fees and contributions	1,212,389	1,259,932

ICMS (i)	1,169,229	1,216,912
Other	43,160	43,020

Current portion	(336,246)	(354,620)
Non-current portion	876,143	905,312

(i) The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

9.	Recoverable direct taxes, fees and contributions

	March 2022	December 2021

Recoverable direct taxes, fees and contributions	1,739,756	2,042,361

Income tax (IR) and social contribution (CS) (i)	821,609	807,096
PIS / COFINS (ii)	828,852	1,164,772
Other	89,295	70,493

Current portion	(996,430)	(1,311,906)
Non-current portion	743,326	730,455

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

(i) Income tax and social contribution amounts are related to other income tax and social contribution credits from previous years. The estimated period for using a substantial part of the credits is more than 12 months later.

In September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. Although the aforementioned decision is still pending publication, as well as the specific TIM lawsuit is still pending judgment, TIM recorded its best estimate to date, in the amount of R$ 558 million (R$ 547 million on December 31, 2021) since the likelihood of a favorable outcome for the Company becomes probable.

(ii) The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself), with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases. According to the Company’s internal assessment, the Company expects to use these credits in the next 12 months.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions.  TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature, has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation. The total amount recorded in 2019 related to these credits was R$ 3,023 million, of which R$ 1,795 million relates to principal and R$ 1,228 million was inflation adjustment.

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

In 2021, TIM had utilized credits arising from the process of exclusion of ICMS from the calculation bases of PIS and COFINS, for payments of federal taxes, in the total amount of R$ 957 million. In 2022, total offsetting of R$ 340 million was made for said PIS and COFINS credits.

In May 2021, the Brazilian Supreme Court (STF) ended the discussion regarding the credit rights of the companies, defining in the judgment of Motions for Clarification that the exclusion of ICMS from the PIS and COFINS calculation basis is valid as of March 15, 2017, when the general repercussion thesis (Topic 69) was established, in the judgment of Special Appeal (RE) No. 574706.

Considering that the judges ratified that the ICMS not included in the PIS/COFINS calculation basis is highlighted in the invoice, we confirm that the procedures adopted by TIM S.A., when providing for PIS/COFINS credits, are adequate.

10.	Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on: (1) accumulated income tax carried forward losses and negative basis of social contribution, and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

51

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Tax Council and Statutory Audit Committee and approved by other Management bodies, indicate the likelihood of the future realization of those tax credits.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

On March 31, 2022 and December 31, 2021, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	March 2022	December 2021

Tax loss and negative basis of social contribution	172,907	219,876
Temporary differences:
Provision for legal and administrative proceedings	350,297	330,627
Losses on doubtful accounts receivable	203,092	257,529
Adjustments to present value – 3G license	2,812	3,298
Lease of LT Amazonas infrastructure	32,962	32,377
Provision for employee profit sharing	57,973	40,177
Taxes with enforceability suspended (i)	487,689	437,950
Amortized Goodwill – TIM Fiber (ii)	(34,560)	(34,560)
Derivative financial instruments	(97,624)	(143,948)
Capitalized interest - 4G and 5G	(229,511)	(233,433)
Deemed costs – TIM S.A	(39,945)	(42,617)
Adjustments to lease agreements	388,934	369,521
Accelerated depreciation (iii)	(511,811)	(466,863)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	(249,477)
Other	22,612	16,431
	556,350	536,888

Deferred active tax portion	556,350	536,888

52

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

(i) Mainly represented by the Fistel fee for the financial years 2020, 2021 and 2022. The Operating Inspection Fee (TFF) for the years 2020, 2021 and 2022 had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See note 21 for details.

(ii) Represented by the goodwill on the business combination of companies TIM Fiber RJ and SP acquired by TIM in 2012, partially realized in November 2021 once this transaction is completed.

(iii) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 512 million until March 31, 2022 (R$ 467 million up to December 31, 2021) and applied as of January 1, 2020.

(iv) Refers to deferred charges on the fair value of the non-majority interest calculated in the sale transaction described in Note 1 that took place in November 2021 between TIM S.A. and IHS Fiber Brasil - Cessão de Infraestruturas Ltda.

Expectation of recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on March 31, 2022.

Based on these projections, the company has the following expectation of recovery of credits:

Deferred income tax and social contribution	Tax losses and negative basis	Temporary differences

2022	122,240	706,687
2023	50,667	(133,134)
2024	-	(103,504)
>2025	-	(86,606)
Total	172,907	383,443	556,350

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used credits from tax losses and the negative basis of social contribution in the amount of R$ 46,969 throughout this year up to March 31, 2022 (R$ 255,252 on December 31, 2021).

53

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

11.	Prepaid expenses

	March 2022	December 2021

	596,837	358,287
Fistel (i)	223,670	-
Advertisements not released (ii)	86,221	86,154
Rentals and insurance	69,403	67,034
Incremental costs for obtaining customer contracts (iii)	161,298	153,988
IT Services (iv)	32,316	28,626
Other	23,929	22,485

Current portion	(511,306)	(275,148)
Non-current portion	85,531	83,139

(i) The Fistel rate is appropriated monthly to the income (loss).

(ii) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(iii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iv) They represent prepayments of IT services expenses for network migration of information to the “cloud”.

12.	Judicial deposits

They are recorded at historical cost and updated according to current legislation:

	March 2022	December 2021

	716,481	718,773

Civil	286,049	285,583
Labor	113,173	128,607
Tax	180,688	178,914
Regulatory	111	111
Online attachment (i)	136,460	125,558

(i) Refer to legal blockages directly in the company's current accounts and financial investments linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

54

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 73,631 (R$ 72,533 on December 31, 2021).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

The company has legal deposits, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits referring to this discussion is R$ 34,728 (R$ 34,289 as of December 31, 2021).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits referring to this discussion is R$ 9,190 (R$ 9,073 as of December 31, 2021).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF - Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits related to this discussion is R$ 20,509 (R$ 20,022 on December 31, 2021).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits related to this discussion is R$ 11,380 (R$ 11,254 on December 31, 2021).

(e)	Incidence of ISS on import services and third parties; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits related to this discussion is R$ 7,913 (R$ 8,048 on December 31, 2021).

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits related to this discussion is R$ 3,507 (R$ 3,478 on December 31, 2021).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits related to this discussion is R$ 3,620 (R$ 3,582 on December 31, 2021).

(h)	Deposit made by TIM S. A – unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits referring to this discussion is R$ 60,984 (R$ 61,752 as of December 31, 2021).

55

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

(i)	ICMS - Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits referring to this discussion is R$ 8,923 (R$ 9,960 as of December 31, 2021).

(j)	Charges related to cases of Jornal do Brasil that were directed to the company. The current value of the deposits related to this discussion is R$ 10,622 (R$ 9,730 on December 31, 2021).

13.	Investment

The ownership interest in associated company or subsidiary is valued using the equity accounting method.

As mentioned in note 1, in November 2021, as a result of the spin-off of net assets of the broadband business and the creation of I-Systems (formerly FiberCo) with subsequent sale of 51% of its equity interest on behalf of IHS, TIM S.A. assessed the transaction as a loss of control and stopped consolidating it, recording the investment in an associated company, in the amount of R$ 1,612,957 at fair value for the remaining minority interest (non-controlling) of 49% (R$ 1,601,703 as of December 31, 2021).

TIM S.A. has 49% (49% on December 31, 2021) in the share capital of I-Systems (formerly FiberCo).

On March 31, 2022, the Company did not identify any impairment indicators and, therefore, there was no need to review the impairment test in the period.

a)	Interest in associated company

	March 2022 I-Systems	December 2021 I-Systems

Total number of shares	1,794,287,995	1,794,287,995

Interest in total capital	49%	49%

Shareholders' equity	1,422,564	1,794,288

Loss for the period	(18,996)	(22,968)

Equity in earnings	(8,675)	(11,254)

Investment amount	1,593,028	1,601,703

56

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

Change of investment in associated companies:

I-Systems (associated company)

Balance of investment at December 31, 2021	1,601,703
Equity in earnings	(8,675)
Balance of investment at March 31, 2022	1,593,028

14.	Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values. On March 31, 2022 and December 31, 2021, the Company has no indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

•	Changes in property, plant and equipment

	Balance in December 2021	Additions	Write-offs	Transfers	Balance in March 2022
Total cost of property, plant and equipment, gross	49,159,678	1,962,967	(38,269)	-	51,084,376
Commutation/transmission equipment	25,854,454	-	(19,959)	837,052	26,671,547
Fiber optic cables	778,512	-	-	2,420	780,932
Leased handsets	2,806,454	157	(1,780)	45,460	2,850,291
Infrastructure	6,443,285	-	(2,247)	315,357	6,756,395
Informatics assets	1,756,340	-	(175)	4,719	1,760,884
General use assets	916,845	-	(262)	6,259	922,842
Right of use in leases	9,779,327	766,504	(14,310)	-	10,531,521
Land	40,794	-	-	-	40,794
Construction in progress	783,667	1,196,306	464	(1,211,267)	769,170

Total Accumulated Depreciation	(30,851,278)	(1,005,270)	31,951	-	(31,824,597)
Commutation/transmission equipment	(18,187,994)	(499,271)	19,755	-	(18,667,510)
Fiber optic cables	(522,205)	(15,458)	-	-	(537,663)
Leased handsets	(2,534,691)	(37,400)	414	-	(2,571,677)
Infrastructure	(4,043,155)	(95,682)	2,008	-	(4,136,829)
Informatics assets	(1,629,730)	(13,607)	175	-	(1,643,162)
General use assets	(649,229)	(12,403)	132	-	(661,500)

57

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

Right of use in leases	(3,284,274)	(331,449)	9,467	-	(3,606,256)
Total property, plant and equipment, net	18,308,400	957,697	7,992	-	19,274,089
Commutation/transmission equipment	7,666,460	(499,271)	(204)	837,052	8,004,037
Fiber optic cables	256,307	(15,458)	-	2,420	243,269
Leased handsets	271,763	(37,243)	(1,366)	45,460	278,614
Infrastructure	2,400,130	(95,682)	(239)	315,357	2,619,566
Informatics assets	126,610	(13,607)	-	4,719	117,722
General use assets	267,616	(12,403)	(130)	6,259	261,342
Right of use in leases	6,495,053	435,055	9,467	-	6,939,575
Land	40,794	-	-	-	40,794
Construction in progress	783,667	1,196,306	464	(1,211,267)	769,170

	Balance in December 2020	Additions	Write-offs (i)	Transfers	Balance in March 2021

Total cost of property, plant and equipment, gross	47,429,167	1,411,908	(1,889,802)	-	46,951,273
Commutation/transmission equipment	25,875,916	10,191	(1,638,327)	1,037,521	25,285,301
Fiber optic cables	878,100	-	-	3,655	881,755
Leased handsets	2,643,336	260	(1,110)	41,176	2,683,662
Infrastructure	6,436,572	-	(98,762)	90,436	6,428,246
Informatics assets	1,770,386	-	(32,855)	10,064	1,747,595
General use assets	902,287	-	(31,561)	10,781	881,507
Right of use in leases	8,367,895	254,564	(87,019)	-	8,535,440
Land	40,794	-	-	-	40,794
Construction in progress	513,881	1,146,893	(168)	(1,193,633)	466,973
	-				-
Total Accumulated Depreciation	(29,328,469)	(979,966)	1,799,870	-	(28,508,565)
Commutation/transmission equipment	(18,130,526)	(502,448)	1,636,883	-	(16,996,091)
Fiber optic cables	(482,613)	(17,989)	-	-	(500,602)
Leased handsets	(2,398,217)	(36,201)	102	-	(2,434,316)
Infrastructure	(4,018,854)	(103,874)	98,664	-	(4,024,064)
Informatics assets	(1,617,970)	(15,458)	32,901	-	(1,600,527)
General use assets	(637,903)	(12,155)	31,320	-	(618,738)
Right of use in leases	(2,042,386)	(291,841)	-	-	(2,334,227)
Total property, plant and equipment, net	18,100,698	431,942	(89,932)	-	18,442,708
Commutation/transmission equipment	7,745,390	(492,257)	(1,444)	1,037,521	8,289,210
Fiber optic cables	395,487	(17,989)	-	3,655	381,153
Leased handsets	245,119	(35,941)	(1,008)	41,176	249,346
Infrastructure	2,417,718	(103,874)	(98)	90,436	2,404,182
Informatics assets	152,416	(15,458)	46	10,064	147,068
General use assets	264,384	(12,155)	(241)	10,781	262,769
Right of use in leases	6,325,509	(37,277)	(87,019)	-	6,201,213
Land	40,794	-	-	-	40,794
Construction in progress	513,881	1,146,893	(168)	(1,193,633)	466,973

58

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

(i) In 2021, the write-offs of tangible assets for the period, with the exception of the right-of-use, include inventory adjustments for assets that were fully depreciated with a net impact of R$ 2.9 million.

The construction in progress represent the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

Right-of-use in leases	Network infrastructure	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2021	3,048,509	541,312	1,504,233	1,400,999	6,495,053
Additions	533,665	83,898	120,543	28,398	766,504
Remeasurement	5,871	1,256	2,340	-	9,467
Depreciation	(127,114)	(30,924)	(54,948)	(118,463)	(331,449)
Balances at March 31, 2022	3,460,931	595,542	1,572,168	1,310,934	6,939,575

Useful life – %	11.17%	10.85%	11.33%	6.97%

•	Depreciation rates
Annual fee %
Commutation / transmission equipment	08–14.29
Fiber optic cables	4–10
Leased handsets	14.28–50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20

In 2021, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation, the Company assessed the useful life estimates for their property, plant and equipment, and concluded that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

59

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

15.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we currently have the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency. Said capitalization occurs until the asset is considered available for use by Management, and as of that date onwards, capitalization of interest and charges on this asset ends. These costs are amortized over the estimated useful lives.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

(a) Changes in intangible

	Balance in December 2021	Additions/ Amortization	Transfers	Capitalized interest	Balance in March 2022

Total cost of intangible assets, gross	34,630,541	420,242	-	19,923	35,070,706
Right to use software	19,911,004	-	227,348	-	20,138,352
Authorizations	11,151,497	-	(973)	-	11,150,524
Goodwill	475,743	-	-	-	475,743
Right to use infrastructure - LT Amazonas	186,221	-	-	-	186,221
Other assets	333,116	-	820	-	333,936
Intangible assets under development	2,572,960	420,242	(227,195)	19,923	2,785,930

Total Accumulated Amortization	(24,045,462)	(424,689)	-	-	(24,470,151)
Right to use software	(17,432,018)	(261,133)	-	-	(17,693,151)
Authorizations	(6,357,666)	(154,992)	-	-	(6,512,658)
Right to use infrastructure - LT Amazonas	(76,697)	(2,252)	-	-	(78,949)
Other assets	(179,081)	(6,312)	-	-	(185,393)

Total intangible assets, net	10,585,079	(4,447)	-	19,923	10,600,555
Right to use software (c)	2,478,986	(261,133)	227,348	-	2,445,201
Authorizations (f)	4,793,831	(154,992)	(973)	-	4,637,866
Goodwill (d)	475,743	-	-	-	475,743
Right to use infrastructure-LT Amazonas (E)	109,524	(2,252)	-	-	107,272
Other assets	154,035	(6,312)	820	-	148,543
Intangible assets under development	2,572,960	420,242	(227,195)	19,923	2,785,930

60

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

	Balance in December 2020	Additions/ Amortization	Transfers	Balance in March 2021

Total cost of intangible assets, gross	31,444,050	241,861	-	31,685,911
Right to use software	19,117,515	-	258,065	19,375,580
Authorizations	9,931,248	4,160	2,726	9,938,134
Goodwill	1,527,220	-	-	1,527,220
Right to use infrastructure - LT Amazonas	177,866	-	-	177,866
Other assets	329,626	-	63	329,689
Intangible assets under development	360,575	237,701	(260,854)	337,422

Total Accumulated Amortization	(22,416,975)	(447,816)	-	(22,864,791)
Right to use software	(16,378,487)	(303,953)	-	(16,682,440)
Authorizations	(5,816,241)	(135,624)	-	(5,951,865)
Right to use infrastructure - LT Amazonas	(67,966)	(2,086)	-	(70,052)
Other assets	(154,281)	(6,153)		(160,434)

Total intangible assets, net	9,027,075	(205,955)	-	8,821,120
Right to use software (c)	2,739,028	(303,953)	258,065	2,693,140
Authorizations (f)	4,115,007	(131,464)	2,726	3,986,269
Goodwill (d)	1,527,220	-	-	1,527,220
Right to use infrastructure-LT Amazonas (E)	109,900	(2,086)	-	107,814
Other assets	175,345	(6,153)	63	169,255
Intangible assets under development	360,575	237,701	(260,854)	337,422

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. As of December 2021, includes 5G License acquisition values, pursuant to Note 15.f.

61

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5–50
Right to use infrastructure	5
Other assets	7–10

(c) Software licenses

The costs associated with maintaining software are recognized as expense, as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets when capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered in previous years

The Company has the following goodwill, based on the expected future profitability on March 31, 2022 and December 31, 2021:

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - TIM Celular S.A (merged by Intelig, current TIM S.A) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. Consequently, with the closing of this deal in November 2021, the goodwill initially recorded on the acquisition of the companies Fiber RJ and Fiber SP was reduced to R$ 108,171. This is the recorded balance on March 31, 2022 and December 31, 2021.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A, the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

62

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company. Its recoverability is tested annually, through the impairment testing.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations involving TIM Group companies.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers the business at the consolidated level, therefore it covers the consolidated group. This methodology is aligned with the company's strategic direction. It is important to note that the results of the group are essentially represented by TIM S.A. Thus, the results of TIM S.A. are the main cash generator of the TIM Group, since the only operating company operating in Brazil is TIM S.A., and thus the Company represents a single cash-generating unit for the purpose of impairment test of assets with indefinite useful lives, pursuant to IAS 36 / CPC 01.

On December 31, 2021, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 01.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the carrying amount of the cash generating unit.

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Its securities are traded on BOVESPA with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

The measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. The effects of TIM Participações holding (incorporated by TIM S.A) on the value of the book value in 2021 were irrelevant and also its effects on the result of the Consolidated Group. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

63

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

On March 31, 2022, the Company carried out the analysis of all tangible, intangible assets and investments and did not identify any impairment indicators and, therefore, there was no need to review the impairment test in the period.

(e) Right to use infrastructure - Lt Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs (note 15).

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 to 2019.

5G License

In 2021, there was a record regarding the acquisition of the 5th Generation (“5G”) mobile telephony radio frequencies.

In November 2021, TIM participated in the 5G Auction and was the winner of several lots in the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

Aiming to fulfill the additional obligations, the Company foresees, according to the notice, that there will the constitution of managing entities, which are only intended to fulfill the commitments provided for in the Auction. The companies that win the Auction must disburse only the amounts provided for in the public notice so that such entities comply with the defined obligations. There are additional obligations provided for related to 3.5GHz radio frequency (the band cleaning obligation, interference solution, among others), which must be complied with by the Band Management Entity (“EAF”), and related to 26GHz radio frequency (connectivity project for public schools), which must be complied with by the Entity Managing the Connectivity of Schools (“EACE”).

64

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

The 2.3GHz and 26GHz radio frequencies are readily available for use by the Company (operating assets), generating the registration in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, which will be fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million), provided for in the Public Notice, will occur in 5 semi-annual installments between 2022 and 2024, and are monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency is not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it is registered in assets in progress (R$ 270 million). Therefore, the obligations related to this activity, to be carried out by EAF (R$ 2,104 million) are also recorded under assets in progress. The disbursements with EAF, provided for in the Notice, must occur in 2 installments throughout the year 2022, and are restated by the IGP-DI. In February 2022, the Company paid the 1st installment described, monetarily updated (R$ 1,090 million) to EAF.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. On March 31, 2022, the Company recorded in intangible assets of R$ 20 million referring to Selic interest (R$ 1 million on December 31, 2021) incurred on the 3.5GHz radio frequency, and R$ 83 million related to the inflation adjustment of amounts due to the EAF (R$ 19 million on December 31, 2021). Said balances are recorded under assets in progress.

Thus, the total effect on the Company’s intangible assets on March 31, 2022 referring to 5G radio frequencies and related obligations was R$ 3,670 million (R$ 3,584 million on December 31, 2021), of which R$ 2,499 in assets in progress (R$ 2,394 million on December 31, 2021) and R$ 1,171 million in Authorizations (R$ 1,190 million on December 31, 2021).

16.	Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

65

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

Assets

	March 2022	December 2021
LT Amazonas	165,249	166,944
Subleases - Stores – IFRS 16	75,126	76,177
	240,375	243,121

Current portion	(30,868)	(30,076)
Non-current portion	209,507	213,045

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Up to Mar 2023	Apr 2023–Mar 2027	April 2027 onwards	Nominal values	Present value

LT Amazonas (i)	26,124	106,491	170,240	302,855	165,249
Subleases - Stores – IFRS 16 (ii)	30,555	59,073	-	89,628	75,126

(i) LT Amazonas

As a result of the contract signed with LT Amazonas, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in “Leases - Stores & Kiosks”.

66

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

Liabilities

	March 2022	December 2021

LT Amazonas (i)	299,864	302,091
Sale of Towers (leaseback) (ii)	1,765,362	1,507,629
Other (iv)	166,055	142,458
Sub-total	2,231,281	1,952,178

Other leases (iii):
Leases – Network Infrastructure	3,776,713	3,345,930
Leases - Shops & kiosks & real estate	708,920	653,422
Leases - Land (Network)	1,743,576	1,657,345
Leases – Fiber	1,372,230	1,454,664
Subtotal lease IFRS 16 / CPC 06 (R2)	7,601,439	7,111,361
Total	9,832,720	9,063,539

Current portion	(1,242,982)	(1,269,878)
Non-current portion	8,589,738	7,793,661

The amount of interest paid in the period ended March 31, 2022 related to IFRS 16 / CPC 06 (R2) is R$ 177,205 (R$ 599,296 in the year ended December 31, 2021).

Changes to the lease liabilities are shown in note 36.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Up to Mar 2023	Apr 2023–Mar 2027	April 2027 onwards	Nominal values	Present value

Total - Lease liability

LT Amazonas (i)	57,780	202,271	323,496	583,547	299,864
Sale and leaseback of Towers (ii)	290,337	1,168,828	2,442,930	3,902,095	1,765,362
Other (iii)	35,374	133,023	59,405	227,802	166,055

Total other leases (iv)	1,851,059	5,480,779	4,048,990	11,380,828	7,601,439
Leases – Network infrastructure	768,816	2,797,260	2,364,354	5,930,430	3,776,713
Leases - Shops & kiosks & real estate	195,447	478,749	430,963	1,105,159	708,920
Leases - Land (Network)	347,134	1,213,285	1,253,673	2,814,092	1,743,576
Leases – Fiber	539,662	991,485	-	1,531,147	1,372,230

67

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

i) LT Amazonas

The Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54, 336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (note 23).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii) It is substantially represented by lease transactions in transmission towers.

(iv) Other leases:

In addition to lease agreements mentioned above, the Company also has lease agreements that qualify within the scope of IFRS 16 / CPC 06 (R2).

The present value, principal and interest value on March 31, 2022 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 7.86% (5.72% in 2021).

The lease amounts considered low value or lower in the 12-month period recognized as rental expense on March 31, 2022 is R$ 9,829 (R$ 36,310 on December 31, 2021).

68

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

17.	Other amounts recoverable

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Fistel.

On March 31, 2022, this credit is R$ 25,737 (R$ 28,661 on December 31, 2021).

18.	Supplier

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized by fair value and subsequently measured by amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	March 2022	December 2021

	3,009,707	3,267,404

Local currency	2,805,319	3,063,458
Suppliers of materials and services (i)	2,711,029	2,966,897
Interconnection (ii)	62,600	65,464
Roaming (iii)	215	212
Co-billing (iv)	31,475	30,885

Foreign currency	204,388	203,946
Suppliers of materials and services (i)	131,285	153,082
Roaming (iii)	73,103	50,864

Current portion	3,009,707	3,267,404

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(vi) Refers to calls made by the customer when choosing another long-distance operator.

69

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

19.	Authorizations payable

On March 31, 2022 and December 31, 2021, the Company has the following commitments with ANATEL:

	March 2022	December 2021

Renewal of authorizations (i)	191,329	191,329
Updated ANATEL liability (ii)	177,515	164,269
Authorizations payable (iii)	2,578,214	3,525,489
	2,947,058	3,881,087

Current portion	(1,691,299)	(2,630,169)
Non-current portion	1,255,759	1,250,918

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable for another 15 (fifteen) years. In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue of the region covered by the authorization that ends each biennium. On March 31, 2022, the Company had balances falling due related to renovation of authorizations in the amount of R$ 191,329 (R$ 191,329 on December 31, 2021).

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million (R$ 178 million on March 31, 2022) which is still pending trial.

(iii)	As described in note 15.f, in November 2021, TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Authorization Terms were signed, characterizing the actual acquisition of the right over the lots of these radio frequencies.

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic interest is levied, and the Company will make annual payments for a period of 20 years (1st installment paid in December 2021). Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million upon initial registration, of which R$ 2,654 million net of adjustment do present value), there is a monetary restatement by IGP-DI, and disbursements will occur between 2022 and 2024. In February 2022, the Company paid R$ 1,090 million to EAF, in accordance with the commitment provided for in the notice.

As of March 31, 2022, the outstanding balance, considering the amounts related to frequencies and contributions to be made in the EAF and EACE entities, is R$ 2,578 million (R$ 3,525 as of December 31, 2021).

70

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

The authorizations payable on March 31, 2022 due in long-term is in accordance with the following schedule:

2023	383,487
2024	151,696
2025	47,670
2026	47,670
2027	47,670
2028	47,670
2029	47,670
2030	47,670
2031	434,556
1,255,759

The primary authorizations held by TIM S.A. on March 31, 2022, as well as their expiration dates, are shown in the table below:

Maturity date
Terms of authorization	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 band (4G)	2500 MHz (P band**) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR92 (PA), Feb 2024*	Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Oct 2027	Mar 2031*	ES, Apr 2023	Apr 2023	Oct 2027	Part of AR21 (RJ), Feb 2024*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR, Oct 2027	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR61 (DF), Feb 2024*	Dec 2029	South – Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	-	Mar 2031*	Countryside, Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná (except counties of Londrina and Tamarana)	Oct 2027	Sep 2022*	Apr 2023	Apr 2023	Oct 2027	AR41, except Curitiba and the Metropolitan Region, Feb 2024* AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	Oct 2027	Sep 2023*	Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
County and region of Pelotas, in the state of Rio Grande do Sul	-	Apr 2024*	-	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	-	May 2024*	-	Apr 2023	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	-	Nov 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	-	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	-	Mar 2024*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	-	Apr 2028*	Apr 2023	Apr 2023	Oct 2027	Part of AR31, Feb 2030*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	-	Aug 2027*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

* Terms already renewed for 15 years.

** Only complementary areas in specific states.

71

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

20.	Loans and financing

They are classified as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

At the initial recognition they are recorded by their fair value, and after initial recognition, they are measured by the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income, under financial expenses.

Description	Currency	Charge	Maturity	March 2022	December 2021
KFW Finnvera (ii)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	236,175	278,176
Scotia¹ (ii)	USD	1.2410%–1.7340% p.a.	Apr 2024	476,885	559,650
BNP Paribas (ii)	USD	2.8220% p.a.	Jan 2022	-	428,793
BNP Paribas (ii)	BRL	7.0907% p.a.	Jan 2024	505,810	515,166
Debêntures² (ii)	BRL	IPCA + 4.1682% p.a. (i)	June 2028	1,723,907	1,667,399
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	396,116	396,281
Total				3,338,893	3,845,465

Current				(106,175)	(538,450)
Non-current				3,232,718	3,307,015

¹ The outstanding debt rate on March 31, 2022 with Scotia Bank is 1.4748% p.a.

² The automatic decrease of up to 0.25bps is estimated in remunerative interest will comply with sustainable targets established in the indenture.

Insurances

(i) Certain receivables from TIM S.A.;

(ii) Do not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every six months. There are still contracts in force with the bank regulating the existing financing and the credit facility available for withdrawal, which is shown in the table below. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Company has been complying with all the established ratios.

72

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

The table below shows the position of financing and available lines of credit:

					Amount used until 30 September 2020
Type	Currency	Date of opening	Term	Total value		Amount used up to March 31, 2022
BNDES (i)	TJLP	May 2018	June 2022	1,090,000	1,090,000	-
BNDES (ii)	TJLP	May 2018	June 2022	20,000	20,000	-
FINAME (iii)	IPCA	Mar 2019	Mar 2022	390,000	-	390,000
BNB (iv)	IPCA	Jan 2020	June 2023	752,479	752,479	-
Total R$:				2,252,479	1,862,479	390,000

Objective:

(i)	Support to TIM's investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of National equipment
(ii)	Investments in social projects within the community
(iii)	Exclusive application in the acquisition of machinery and equipment, industrial systems and/or other components of national manufacture.
(iv)	Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil

Loans and financing on March 31, 2022 due in long-term is in accordance with the following schedule:

2023	74,492
2024	1,031,146
2025	76,218
2026	628,695
2027	628,695
2028	630,973
2029	55,714
2030	55,714
2031	51,071
3,232,718

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2022	106,175
2023	74,492
2024	1,031,146
2025	76,218
2026	628,695
2027	628,695
2028	630,973
2029	55,714
2030	55,714
2031	51,071
3,338,893

73

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers. For the purposes of fair value analysis, considering the characteristics of this transaction, the company understands that its fair value is equal to that recorded on the balance sheet.

With respect to proceeds contracted with the Bank of Nova Scotia, BNP Paribas, Debentures and BNDES, the fair value of these loans is considered to be the present value of the active tip of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of the operations on March 31, 2022 is, respectively, R$ 466,153, R$ 74,628, R$ 1,675,286 and R$ 380,158.

21.	Indirect taxes, fees and contributions payable

	March 2022	December 2021

Indirect taxes, fees and contributions payable	1,543,342	1,421,955

Value added tax on goods and services - ICMS	280,007	303,721
ANATEL’s taxes and fees (i)	1,192,360	1,042,933
Imposto sobre Serviço [Service tax] - ISS	61,454	66,075
Other	9,521	9,226

Current portion	(1,539,974)	(1,418,682)
Non-current portion	3,368	3,273

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes, such as TFF, Condecine and CFRP, in the amount of R$ 790 million, to August 31, 2020. In the third quarter of 2020, the Company made a partial payment in the amount of R$ 300 million referring to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

In 2021, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 480 million related to 2021 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

During 2021, there was the recognition of R$ 51.2 million in default interest on Fistel (TFF) amounts related to fiscal years 2020 and 2021 with suspended payment by preliminary injunction.

In 2022, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 120.5 million related to 2022 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

74

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

In 2022, there was the recognition of R$ 28.3 million in default interest on Fistel (TFF) amounts related to fiscal years 2020, 2021 and 2022 with suspended payment by preliminary injunction.

22.	Recoverable direct taxes, fees and contributions

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2022, the Company has chosen to make the quarterly payment of income tax and social contribution.

	March 2022	December 2021

Recoverable direct taxes, fees and contributions	133,922	258,340

Income tax and social contribution	34,732	186,294
PIS/COFINS [Social integration program/Social security]	40,924	41,916
IRRF on interest on shareholders’ equity	26,743	-
Other (i)	31,523	30,130

Current portion	(121,551)	(245,113)
Non-current portion	12,371	13,227

(i) The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program - REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – social contribution on Net Profit), whose final maturity will be on October 31, 2024.

23.	Deferred revenue

	March 2022	December 2021

Deferred revenue	861,757	886,340

Prepaid services (i)	112,620	118,795
Government grants (ii)	8,603	11,184
Anticipated revenue	7,867	8,522
Deferred revenues on sale of towers (iii)	721,302	734,826
Contractual liabilities (iv)	11,365	13,013

Current portion	(187,582)	(197,179)
Non-current portion	674,175	689,161

75

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by clients.

(ii) Referring to the release of resources related to the financing line with BNDES (Investment Support Program-BNDES PSI). The sum of grants granted by BNDES up to March 31, 2022 is R$ 203 million and the outstanding amount on March 31, 2022 is R$ 8,603 (R$ 11,184 on December 31, 2021). This amount is being amortized by the lifespan of the asset being financed and appropriated in the group of “other net revenues (expenses)” (note 29).

(iii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 16).

(iv) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

	March 2022	December 2021

Accounts receivable included in trade accounts	2,160,408	2,051,120
Contractual assets	13,204	15,340
Contractual liabilities	(11,365)	(13,013)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the period.

Contractual assets (liabilities)

Balance at January 1, 2022	2,326
Additions	3,869
Write-offs	(4,356)
Balance at March 31, 2022	1,839

Contractual assets (liabilities)

Balance at January 1, 2021	7,288
Additions	417
Write-offs	(2,824)
Balance at March 31, 2021	4,881

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2022	2023	2024
Contractual assets (liabilities)	2,965	(1,090)	(36)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on customer contracts with terms of duration of less than 1 year.

76

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)
24.	Provision for judicial and administrative proceedings

The company is an integral part in judicial and administrative proceedings in the civil, labor, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	March 2022	December 2021

Provision for judicial and administrative proceedings	1,018,733	960,881

Civil (a)	337,455	309,019
Labor (b)	200,281	192,132
Tax (c)	450,897	429,951
Regulatory (d)	30,100	29,779

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2022	Additions, net of reversals	Payment	Currency update	March 2022

	960,881	71,101	(55,556)	42,307	1,018,733

Civil (a)	309,019	41,428	(30,281)	17,289	337,455
Labor (b)	192,132	19,667	(22,652)	11,134	200,281
Tax (c)	429,951	10,002	(2,618)	13,562	450,897
Regulatory (d)	29,779	4	(5)	322	30,100

	December 2020	Additions, net of reversals	Payment	Currency update	March 2021

	886,947	78,656	(87,566)	29,504	907,541

Civil (a)	245,432	41,922	(52,901)	16,577	251,030
Labor (b)	213,026	25,166	(31,714)	(178)	206,300
Tax (c)	399,288	11,568	(2,951)	13,040	420,945
Regulatory (d)	29,201	-	-	65	29,266

77

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

The company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities ' business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount provisioned of R$ 157,956 (R$ 150,881 on December 31, 2021) refer mainly to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising and; (vi) discussion of the collection of loyalty fines, in cases of theft and theft of the device. The amounts involved are equivalent to R$ 136,061 (R$ 116,985 on December 31, 2021).

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved are equivalent to R$ 23,129 (R$ 20,708 on December 31, 2021).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract and; (iv). The amounts involved are equivalent to R$ 18,189 (R$ 20,089 on December 31, 2021).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 2,120 (R$ 356 on December 31, 2021).

a.6 ANATEL

The Company is a party to lawsuits against ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets. There is no estimated value corresponding to these lawsuits as of March 31, 2022 and December 31, 2021.

b. Labor lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as salary differences, leveling, payments of variable compensation, additional legal and working hours, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose.

78

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

From the total of 1,421 Labor claims on March 31, 2022 (1,314 on December 31, 2021) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own. The provisioning of these claims totals R$ 200,281 updated monetarily (R$ 192,132 as of December 31, 2021).

c. Tax lawsuits

	March 2022	December 2021
Federal Taxes	218,892	202,743
State Taxes	150,130	145,436
Municipal Taxes	7,729	7,626
TIM S.A. processes (Purchase price allocation)	74,146	74,146
	450,897	429,951

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

Federal taxes

The provision is substantially composed of the following processes:

(i)	The provision for TIM S.A. supports sixty-four proceedings, relating to questions involving the impact on operations of CIDE, CPMF, CSLL, IRRF, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 8,595 (R$ 8,510 on December 31, 2021), as well as the amount related to the fine and interest 2009, where the benefit of spontaneous denunciation is not being recognized, whose provisioned and updated value is R$ 15,360 (R$ 15,149 on December 31, 2021).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 40,094 (R$ 39,554 on December 31, 2021).

(iii)	Additionally, in the second quarter of 2019, the company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST (Telecommunications Services Universalization Fund). Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 61,157 (R$ 60,382 on December 31, 2021).

79

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)
(iv)	The company made a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 32,042 (R$ 18,579 on December 31, 2021).

State Taxes

The provision is substantially composed of the following processes:

The provision of the TIM S.A. in support of ninety-one cases, among which the following stand out: (i) the amounts involved in the proceedings, that the question of the reversal of the amounts payable for the ICMS tax, as well as the supporting documentation for the verification of the loan are appropriate for a Company whose values are recorded up-to-date, amounting to R$ 35,579 (R$ 41,352 on December 31, 2021), (ii) the amount not offered to tax for the provision of telecommunications services, which is up-to-date, equals to R$ 5,378 (R$ 5,291 on December 31, 2021), as well as (iii) the charges on the grounds of supposed differences in both the inputs as the output of goods in the process of the withdrawal amount of the inventory, whose values are updated to the equivalent of R$ 16,475 (R$ 16,216 on December 31, 2021); (iv) amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 16,712 (R$ 16,374 as of December 31, 2021) and (v) credits related to tax substitution operations, whose updated amounts are equivalent to R$ 29,678 (R$ 22,183 on December 31, 2021) and (vi) alleged lack of collection or alleged misappropriation of credits related to ICMS rate difference (DIFAL), whose restated amounts are equivalent to R$ 15,281 (R$ 13,963 on December 31, 2021).

Municipal Taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 74,146 (R$ 74,146 as of December 31, 2021).

d. Regulatory processes

ANATEL initiated administrative proceedings against the company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On March 31, 2022, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 30,100 (R$ 29,779 on December 31, 2021).

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisors and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, and no adverse material effects are expected in the quarterly information, according to the values presented below:

80

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

	March 2022	December 2021

	18,505,272	18,140,556

Civil (e. 1)	1,241,219	1,292,202
Labor and Social Security (e. 2)	368,504	392,035
Tax (e. 3)	16,774,081	16,309,439
Regulatory (e. 4)	121,468	146,880

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main actions with risk of loss classified as possible are described below:

e.1. Civil

	March 2022	December 2021
Consumer actions (e. 1. 1)	142,223	160,696
ANATEL (e.1.2)	262,764	258,683
Consumer protection bodies (e.1.3)	429,190	493,806
Former trading partners (e.1.4)	198,023	216,054
Environmental and infrastructure (e.1.5)	107,318	99,743
Other (e.1.6)	101,701	63,220
	1,241,219	1,292,202

e. 1. 1 Actions filed by consumers

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits against ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services-VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies and (iii) alleged non-compliance with service quality targets.

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (i) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

81

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

e.1.4 Former Trading Partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

1. 5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: ; (ii) amounts supposedly due as a result of share subscription; (iii) civil liability claims; (iv) alleged breach of contract.

e.2. Labor and Social Security

e.2.1. Social Security

TIM S.A. received a Tax Notification of Release of Debts, referring to the alleged irregularity in the collection of Social Security contributions on installments received as indemnity allowances, unadjusted bonuses, hiring bonuses and incentives, in the total possible amount of R$ 75,468, updated (R$ 85,720 updated on December 31, 2021).

e.2.2. Labor

There are 2,966 Labor claims as of December 31, 2021 (3,067 as of December 31, 2021) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 293,036 (R$ 306,315 as of December 31, 2021).

e.3. Tax

	March 2022	December 2021

	16,774,081	16,309,439

Federal taxes (e. 3.1)	3,095,039	3,026,326
State taxes (e. 3. 2)	9,004,851	8,782,114
Municipal taxes (e. 3. 3)	1,358,097	1,234,618
FUST, FUNTTEL and EBC (e.3.4)	3,316,094	3,266,381

82

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved is R$ 12,415,705 (R$ 12,133,168 on December 31, 2021).

e.3.1. Federal taxes

The total amount assessed against the TIM Group in relation to federal taxes is R$ 3,095,039 on March 31, 2022 (R$ 3,026,326 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,490,484 (R$ 1,467,409 on December 31, 2021). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

(ii)	Compensation method for tax losses and negative bases. The amount involved is R$ 234,795 (R$ 231,810 on December 31, 2021).

(iii)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 69,987 (R$ 69,124 on December 31, 2021).

(iv)	Collection of IRRF [withholding income tax] on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 273,223 (R$ 268,170 on December 31, 2021).

(v)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on financial investments and negative balance of IRPJ. The amount involved is R$ 416,358 (R$ 410,662 on December 31, 2021).

e.3.2. State Taxes

The total amount charged against the TIM Group in respect of state taxes on March 31, 2022 is R$ 9,004,851 (R$ 8,782,114 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,160,348 (R$ 1,140,553 on December 31, 2021).

83

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 364,211 (R$ 356,251 on December 31, 2021).

(iii)	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The amount involved for TIM S.A. is R$ 609,774 (R$ 654,011 on December 31, 2021).

(iv)	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. On March 31, 2022, the involved amount is R$ 3,525,077 (R$ 3,449,439 on December 31, 2021).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 139,991 (R$ 138,242 on December 31, 2021).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 834,101 (R$ 727,057 as of December 31, 2021).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation base. The amount involved is R$ 559,615 (R$ 547,575 on December 31, 2021).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 118,888 (R$ 116,700 on December 31, 2021).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 302,842 (R$ 286,519 on December 31, 2021).

e.3.3. Municipal Taxes

The total assessed amount against TIM Group regarding municipal taxes with possible risk is R$ 1,358,097 on March 31, 2022 (R$ 1,234,618 on December 31, 2021). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,054,089 (R$ 618,343 on December 31, 2021).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 81,489 (R$ 399,141 on December 31, 2021).

84

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)
(iii)	Constitutionality of the collection of the functioning supervision fee (TFF - Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 141,981 (R$ 137,944 on December 31, 2021).

e.3.4. FUST and FUNTTEL

The total amount charged against the TIM Group in relation to the contributions to FUST and FUNTTEL with a possible risk rating is R$ 3,316,094 (R$ 3,266,381 on December 31, 2021). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law No. 9.998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP and STFC regulations, among others.

On March 31, 2022, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 121,468 (R$ 146,880 on December 31, 2021).

On August 22, 2019, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC), which had been negotiated since June 2018 with the regulator. The agreement covers a sanctions reference value of R$ 627 million. The commitment includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of complaint rates, repair of users and strengthening of transport and access networks. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 366 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure will be implemented in three years - more than 80% in the first two years – being guaranteed by the company the sharing regime with the other providers.

On June 19, 2020, the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25. The agreement covers sanctions totaling a value of approximately R$639 million, updated, which will be filed according to commitments represented in actions to improve quality and customer experience as well as increase network infrastructure in more than 2,000 locations.

In the first quarter of 2022, the Company carried out all the activities planned for the strict compliance with the Conduct Adjustment Instrument (TAC) 001/2020 entered into with Anatel, aiming at achieving the goals associated with the TAC for the second year. With the closing of the 1st TAC Year, the following commitments were certified by the Agency: Repair/FDD/Notifications; Numbering; Interconnection; INCOME TAX; IGQ; Impediment; Internal controls; LTE 700 MHz; New 4G; Backhaul; Licensing backlog; Scope; Personal assistance; and Digital Relationship. The Company will continue fully implementing the internal monitoring mechanisms through the quarterly report on the evolution of the schedules by the Governance Office in Management and Board of Directors. So far, the Company has been complying with the TAC implementation schedule without the need for any additional obligations.

85

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

By obtaining the extension of the term of the authorizations to use the radio frequencies associated with the SMP, TIM S.A. becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, the revenues obtained with Value-Added Services. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

25.	Shareholders’ equity

a. Share Capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on March 31, 2022, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2021).

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

b. Capital reserves

200 of Law No. 6,404/76, which provides for Joint-Stock Companies. This reserve is composed as follows:

	March 2022	December 2021

	422,293	401,806

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	68,689	48,202

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company Tim Participações S.A. (note 15.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 26).

86

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, until the Reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the reserve of tax incentives. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c.3 Tax Benefit Reserve

The company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. Such a reserve may only be used to absorb losses or increase the share capital. On March 31, 2022, the accumulated amount of benefits enjoyed by the Company amounts to R$ 1,958,301 (R$ 1,958,301 on December 31, 2021).

The said tax benefit basically corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in conformity with the bylaws and the Brazilian Corporate Law.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

As of December 31, 2021, dividends and Interest on Shareholders’ Equity were calculated as follows:

December 2021

Net profit for the year	2,957,174
(-) non-distributable tax incentives	(176,741)
(-) Constitution of legal reserve	(139,021)
Adjusted Net Profit	2,641,412

87

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

Minimum dividends calculated on the basis of 25% of adjusted profit	660,353

Breakdown of dividends payable interest on equity:
Interest on shareholders' equity	1,047,500
Total dividends and interest on shareholders´ equity distributed and proposed	1,047,500
Income tax withheld (IRRF) on shareholders´ equity	(142,977)
Total dividends and interest on shareholders´ equity, net	904,523

Interest on shareholders' equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During 2021 and 2022, the amounts of R$ 1,047,500 and R$ 195,000 were distributed, as follows:

Approval	Payment	Interest on own capital

06/09/2021	07/20/2021	R$ 350,000
09/24/2021	10/27/2021	R$ 137,500
12/15/2021	01/25/2022	R$ 560,000
R$ 1,047,500

03/22/2022	04/27/2022	R$ 195,000

The balance on March 31, 2022 of the item “dividends and interest on shareholders' equity payable” totaling R$ 226,762 (R$ 533,580 on December 31, 2021) is composed of the outstanding amounts of previous years in the amount of R$ 58,504 (R$ 49,955 on December 31, 2021) in addition to the paid amount of R$ 168,258, net in 2022.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

26.	Long-Term Incentive Plan

2014-2016 Plan, 2018-2020 Plan and 2021-2023 Plan

On April 10, 2014, April 19, 2018 and March 30, 2021, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2014-2016 Plan”, “2018-2020 Plan” and “2021-2023 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

88

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

The 2014-2016 Plan addresses the granting of stock options, while the 2018-2020 and 2021-2023 Plans provides for the granting of shares (performance shares and/or restricted shares).

The exercise of the options of the 2014-2016 Plan is conditioned on the achievement of specific performance targets that could affect only the acquisition price of the shares. The strike price is calculated by applying a plus or minus adjustment to the Base price of the share as a result of shareholder performance, taking into account the criteria provided for in the Plan.

The 2018-2020 and 2021-2023 Plans propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

The term of validity of the options of 2014-2016 Plan is 6 years and TIM S.A. has no legal or non-formalized obligation to repurchase or settle the options in cash. For the 2018-2020 and 2021-2023 plan, the term of validity has the same periodicity of 3 years related to its vesting. In turn, the new Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the fair value of the options and the value of the shares and is recognized in the results over the vesting period.

Stock Options Program Table

Grant date	Options granted	Expiry date	Base Price	Balance at the beginning of the period	Granted during the period	Exercised during the period	Expired during the period	Overdue during the period	Balance at end of period

2014-2016 Plan – 3rd Grant	3,922,204	Nov 2022	R$ 8.10	112,552	-	-	-	-	112,552
2014-2016 Plan – 2nd Grant	3,355,229	Oct 2021	R$ 8.45	-	-	-	-	-	-
Plan 2014-2016-1st Grant	1,687,686	Sep 2020	R$ 13.42	-	-	-	-	-	-
Total	8,965,119			112,552	-	-	-	-	112,552
Weighted average price of the balance of grants				-

89

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant:	Shares granted	Expiry date	Grant Price	Balance at the beginning of the period	Granted during the period	Transferred during the period*			Paid in cash*			Canceled during the period	Balance at end of period
						Volume Vested	Performance change	Additional Dividends	Volume Vested	Performance change	Additional dividends
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	3,119,734	-	-	-	-	-	-	-	-	3,119,734
2018-2020 Plan 2020 Grant(s)	796,054	Apr 2023	R$ 14.40	519,098	-	-	-	-	-	-	-	-	519,098
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	427,030	-	-	-	-	-	-	-	-	427,030
2018-2020 Plan 2018 Grant(s)	849,932	Apr 2021	R$ 14.41	-	-	-	-	-	-	-	-	-	-
Total	6,008,258			4,065,862	-	-	-	-	-	-	-	-	4,065,862
Weighted average price of the balance of grants		-

The significant data included in the model, for the Stock Option Grants, was as follows:

Grant date	Base price - weighted average share in the period of measurement of the grant	Volatility	Expected option life	Risk-free annual interest rate
2014 Grant	R$ 13.42	44.60% p.a.	6 years	10.66% p.a.
2015 Grant	R$ 8.45	35.50% p.a.	6 years	16.10% p.a.
2016 Grant	R$ 8.10	36.70% p.a.	6 years	11.73% p.a.

Note: Significant data is characteristic of an option-based plan, considering the use of fair value as the appropriate method for calculating expenses with option remuneration.

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•        2014-2016 Plan – 1st Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2014).

•        2014-2016 Plan – 2nd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2015).

90

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

•        2014-2016 Plan – 3rd Grant-traded volume and trading price of TIM Participações in the 30 days prior to the date defined by the Board of Directors of TIM Participações (September 29, 2016).

•        2018-2020 Plan – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

•        2018-2020 Plan – 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

•        2018-2020 Plan – 3rd Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

•        2021-2023 Plan - 1st Grant - traded volume and trading price of TIM S.A. shares in the period from March 01, 2021 to March 31, 2021.

On March 31, 2022, expenses related to said long-term benefit plans totaled R$ 20,487 (R$ 2,597 on March 31, 2021).

27.	Net revenue

Revenue from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data, number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the period ended March 31, 2022 is R$ 35,469 (R$ 7,319 on March 31, 2021).

91

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

Regarding the financial partnership, the Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the client; and the asset is considered transferred when (or as) the client obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in note 11) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

92

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

	March 2022	March 2021

Net revenue	4,727,194	4,339,763

Gross operating revenue	6,578,210	6,103,577

Service revenue	6,289,415	5,885,177
Revenue from services – Mobile	5,833,110	5,431,982
Service revenue – Landline	456,305	453,195

Goods sold	288,795	218,400

Deductions from gross revenue	(1,851,016)	(1,763,814)
Taxes incidents	(1,118,762)	(1,167,076)
Discounts granted	(730,068)	(594,768)
Returns and other	(2,186)	(1,970)

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

28.	Operating costs and expenses

	Parent company
	March 2022				March 2021
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(2,300,476)	(1,204,880)	(448,873)	(3,954,229)	(2,092,827)	(1,163,466)	(420,469)	(3,676,762)

Personal	(14,758)	(180,583)	(118,591)	(313,932)	(20,381)	(160,503)	(96,547)	(277,431)
Third party services	(162,538)	(489,830)	(183,438)	(835,806)	(143,887)	(439,717)	(138,925)	(722,529)
Interconnection and means of connection	(595,515)	-	-	(595,515)	(475,423)	-	-	(475,423)
Depreciation and amortization	(1,203,827)	(71,271)	(124,198)	(1,399,296)	(1,206,658)	(64,509)	(156,615)	(1,427,782)
Taxes, fees and contributions	(10,538)	(193,406)	(6,030)	(209,974)	(8,977)	(197,362)	(9,802)	(216,141)
Rentals and insurance	(125,025)	(25,348)	(7,048)	(157,421)	(91,472)	(26,034)	(4,178)	(121,684)
Cost of goods sold	(187,785)	-	-	(187,785)	(145,574)	-	-	(145,574)
Advertising and advertising	-	(100,584)	-	(100,584)	-	(150,895)	-	(150,895)
Losses on doubtful accounts receivable	-	(136,475)	-	(136,475)	-	(123,493)	-	(123,493)
Other	(490)	(7,383)	(9,568)	(17,441)	(455)	(953)	(14,402)	(15,810)

93

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

	Consolidated
	March 2021
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(2,092,827)	(1,163,466)	(420,481)	(3,676,774)

Personal	(20,381)	(160,503)	(96,547)	(277,431)
Third party services	(143,887)	(439,717)	(138,937)	(722,541)
Interconnection and means of connection	(475,423)	-	-	(475,423)
Depreciation and amortization	(1,206,658)	(64,509)	(156,615)	(1,427,782)
Taxes, fees and contributions	(8,977)	(197,362)	(9,802)	(216,141)
Rentals and insurance	(91,472)	(26,034)	(4,178)	(121,684)
Cost of goods sold	(145,574)	-	-	(145,574)
Advertising and advertising	-	(150,895)	-	(150,895)
Losses on doubtful accounts receivable	-	(123,493)	-	(123,493)
Other	(455)	(953)	(14,402)	(15,810)

The company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the company. Such plans do not bring any additional obligations to the company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

29.	Other net revenue (expense)

Parent company Consolidated

	March 2022	March 2021	March 2021
Revenues
Revenue from grant, net	2,581	4,085	4,085
Fines on telecommunications services	15,332	13,681	13,681
Revenue on disposal of assets	-	331	331
Other revenue	14,224	17,162	17,097
	32,137	35,259	35,194
Expenses
FUST/FUNTTEL (i)	(31,963)	(33,581)	(33,581)
Taxes, fees and contributions	(236)	(931)	(931)
Provision for legal and administrative proceedings, net of reversal
	(63,919)	(63,920)	(63,920)
Expenses on disposal of assets	(235)	(2,067)	(2,067)
Other expenses	(5,179)	(5,195)	(5,195)
	(101,532)	(105,694)	(105,694)

Other revenues (expenses), net	(69,395)	(70,435)	(70,500)

(i) Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

94

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)
30.	Financial revenues

	March 2022	March 2021
Financial revenues	546,885	276,930
Interest on financial investments	224,076	23,070
Interest received from clients	5,499	6,744
Swap interest	82,949	10,133
Interest on lease	6,833	5,191
Inflation adjustment (i)	35,403	21,379
Other derivatives (ii)	39,173	-
Foreign exchange variation (iii)	150,486	210,278
Other revenue	2,466	135

(i)	A substantial part is related to the monetary restatement on judicial and administrative proceedings and judicial deposits.

(ii)	It is the difference between the market cost and value of the share subscription option related to Banco C6 partnership; therefore, the mark-to-market value of these derivatives includes a gain of R$ 39 million referring to the company’s stock option obtained through achievement of contractual target defined in an operational partnership started in 2020. The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in note 36, which was measured at fair value, and will subsequently be measured in the Company’s income, also considering the risks related to arbitration disclosed in note 27.

(iii)	It mainly refers to the foreign exchange variation of loans and financing in foreign currency, hedged by derivative financial instruments, to mitigate risks in the amount of R$ 132,721 (R$199,002 on March 31, 2021).

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

31.	Financial expenses

	March 2022	March 2021

Financial expenses	(794,867)	(502,167)
Interest on loans and financing	(29,124)	(8,801)
Interest on taxes and fees	(30,475)	525
Swap interest	(129,128)	(24,210)
Interest on lease	(254,638)	(191,978)
Inflation adjustment (i)	(117,711)	(44,132)
Discounts granted	(11,010)	(10,505)
Foreign exchange variation (ii)	(155,555)	(209,551)
Other expenses	(67,226)	(13,515)

95

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

(i) A major portion related to: (i) inflation adjustment on legal proceedings, in the amount of R$ 42,307, see Note 24 (R$ 29,504 on March 31, 2021) and (ii) inflation adjustment on loans and financing and authorizations, in the amount of R$ 75,258.

(ii) It mainly refers to the foreign exchange variation of loans and financing in foreign currency, hedged by derivative financial instruments, to mitigate risks in the amount of R$ 132,721 (R$ 199,002 on March 31, 2021).

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

32.	Expense with current and deferred income tax and social contribution

	March 2022	March 2021
Current income tax and social contribution taxes
Income tax for the period	(82,906)	(43,919)
Social contribution for the period	(29,010)	(16,308)
Tax incentive – SUDENE/SUDAM (i)	50,905	34,930
	(61,011)	(25,297)
Deferred income tax and social contribution
Deferred income tax	14,311	(47,830)
Deferred social contribution	5,152	(17,236)
	19,463	(65,066)
Provision for income tax and social contribution contingencies
	-	-
	19,463	(65,066)
	(41,548)	(90,363)

96

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

The reconciliation of income tax expense and social contribution calculated by applying the combined tax rates with the values reflected in the result is shown below:

	March 2022	March 2021

Income before income tax and social contribution	446,913	367,252
Combined tax rate	34%	34%
Combined tax rate on income tax and social contribution	(151,950)	(124,866)
(Additions) / deletions:
Equity in earnings	(2,949)	-
Permanent additions and exclusions:
Non-taxable revenues	9,625	4,032
Non-deductible expenses for tax purposes	(11,157)	(6,136)
Tax benefit related to interest on shareholders’ equity	66,300	-
Tax incentive – SUDENE/SUDAM (i)	50,905	34,930
Other amounts	(2,322)	1,677
	110,402	34,503
Income tax and social contribution recorded in the income (loss) for the period
	(41,548)	(90,363)
Effective rate	9.30%	24.61%

(i) As mentioned in note 25 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. TIM S.A. has tax benefits that fall under these rules.

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

33.	Earnings per share

(a)       Basic

Basic profit per share is calculated by dividing the profit attributable to the shareholders of the company by the weighted average amount of shares issued during the period.

	March 2022	March 2021

Income attributable to the shareholders of the company	405,365	276,889

Weighted average number of common shares issued (thousands)	2,420,724	2,420,804

Basic earnings per share (expressed in R$)	0.17	0.11

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	March 2022	March 2021

Income attributable to the shareholders of the company	405,365	276,889

Weighted average number of common shares issued (thousands)	2,420,942	2,420,980

Diluted earnings per share (in R$)	0.17	0.11

97

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

The calculation of diluted earnings per share considered 218 thousands (176 thousands on March 31, 2021) shares related to the long-term, as mentioned in note 26.

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

34.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies and associated companies are as follows:

	Assets
	March 2022	December 2021

Telecom Italia Sparkle (i)	1,325	1,414
Gruppo Havas (vi)	84,097	83,613
TI Sparkle (iii)	5,752	5,084
TIM Brasil (vii)	22,658	23,069
Telecom Italia S.p.A. (ii)	2,116	1,502
I Systems (ix)	12,190	5,879
Other	674	674
Total	128,812	121,235

	Liabilities
	March 2022	December 2021

Telecom Italia S.p.A. (ii)	67,283	71,288
Telecom Italia Sparkle (i)	3,870	3,689
TI Sparkle (iii)	13,723	10,205
TIM Brasil (iv)	6,581	6,558
Vivendi Group (v)	1,395	1,238
Gruppo Havas (vi)	27,751	19,794
I Systems (viii)	106,307	31,596
Other	9,973	4,585

Total	236,883	148,953

98

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

	Revenue
	March 2022	March 2021

Telecom Italia S.p.A. (ii)	860	403
Telecom Italia Sparkle (i)	238	42
TI Sparkle (iii)	688	828
I Systems (ix)	7,922	-
Total	9,708	1,273

	Cost / Expense
	March 2022	March 2021

Telecom Italia S.p.A. (ii)	21,634	23,365
Telecom Italia Sparkle (i)	3,437	8,901
TI Sparkle (iii)	5,244	4,696
Vivendi Group (v)	1,475	1,164
Gruppo Havas (vi)	53,726	83,566
I Systems (viii)	77,336	-
Other	5,182	6,026
Total	168,034	127,718

(i) amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii) The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the company’s net revenue, with payment made on a quarterly basis.

(iii) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv) Mainly refer to judicial deposits made on account of labor causes and transfers of employees.

(v) the values refer to Value Added Services-VAS.

(vi) From the values described above, in the result, they refer to advertising services, of which, R$ 34,215 (R$ 74,371 on March 31, 2021), are related to media transfers.

99

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

(vii) Refer to judicial deposits made on account of labor claims.

(viii) The amounts refer to fiber infrastructure capacity services.

(ix) The amounts are related to services provided by TIM S.A., mainly related to network operation and maintenance in the scope of Transition Service Agreement, signed when closing the transaction.

The balances as of March 31, 2021, presented below, represent the individual and consolidated amounts.

The company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On March 31, 2022, the Company invested R$ 696 (R$ 73 on March 31, 2021).

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

35.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	March 2022	March 2021

Short-term benefits	8,469	5,830
Other long-term benefits	-	492
Share-based payments remuneration	17,469	1,622
	25,938	7,944

36.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through the result. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Initially, derivatives are recognized at fair value on the date a derivative contract is concluded and are subsequently remeasured at fair value. The company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

100

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

The main risk factors that the company is exposed to are as follows:

(i) Exchange rate risks

The risks of foreign exchange variations relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On March 31, 2022 and December 31, 2021, the company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

(ii) Interest rate risks

Interest rate risks relate to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES and the exposure to a rate linked to the debt with BNP Paribas, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on March 31, 2022 and December 31, 2021, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on March 31, 2022 and December 31, 2021 or revenues from services rendered during the periods ended March 31, 2022 and 2021.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the periods ended March 31, 2022 and December 31, 2021. There are no customers who contributed more than 10% of the net receivables from the sale of goods on March 31, 2022 and March 31, 2021.

101

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

(v)       Liquidity risk

- Liquidity risk arises from the need for cash before the obligations assumed. The company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity.

- The management of liquidity and cash flow of the Company are performed on a daily basis to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the schedule of operating and financial commitments.

- All financial investments of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or, iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, external regulatory or legal requirements.

The risk is related to the possibility of the company computing losses derived from the difficulty of redemption of short-term financial investments and swap contracts, due to possible insolvency of counter-parties. The company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	March 2022		December 2021
	Assets	Liabilities	Assets	Liabilities

Derivative transactions	175,958	345,034	198,027	208,787
Other derivatives (i)	498,632	-	457,892	-
	674,590	345,034	655,919	208,787

Current portion	(140,578)	(246,814)	(134,292)	(194,837)
Non-current portion	534,012	98,220	521,627	13,950

(i) Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 4.44% of the shares of C6 capital, where the Group/Company paid a share subscription premium in the amount of R$ 19.3 million. As required by IFRS 9, the financial instrument must be valued at its fair value that on March 31, 2022 and December 31, 2021 corresponds to R$ 498 million and R$ 458 million, respectively. The impact of the mark-to-market of the stock conversion option calculated, of R$ 479.3 million, represents the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and will be subsequently verified in the company’s results for the year, also considering the arbitration risks disclosed in note 27.

102

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

The long-term derivative financial instruments at March 31, 2022 are due in accordance with the following schedule:

Assets

2023	19,386
2024	12,932
>2025	501,694
534,012

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in notes 20 and 16.

Financial instruments measured at fair value:

	March 2022
	Level 1	Level 2	TOTAL

Total assets	4,084,356	674,590	4,758,946

Financial assets at fair value through profit or loss	4,084,356	674,590	4,758,946

Derivative financial instruments	-	175,958	175,958
Other derivatives	-	498,632	498,632
Marketable securities	4,084,356	-	4,084,356

Total liabilities	-	345,034	345,034

Financial liabilities at fair value through profit or loss	-	345,034	345,034

Derivative financial instruments	-	345,034	345,034

103

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

	December 2021
	Level 1	Level 2	TOTAL

Total assets	4,579,528	655,919	5,235,447

Financial assets at fair value through profit or loss	4,579,528	655,919	5,235,447

Derivative financial instruments	-	198,027	198,027
Other derivatives	-	457,892	457,892
Marketable securities	4,579,528	-	4,579,528

Total liabilities	-	208,787	208,787

Financial liabilities at fair value through profit or loss	-	208,787	208,787

Derivative financial instruments	-	208,787	208,787

The fair value of financial instruments traded on active markets is based on market prices quoted on the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a Stock Exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (e.g. over-the-counter derivatives) is determined through the use of valuation techniques. These valuation techniques maximize the use of data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If one or more relevant information is not based on data adopted by the market, the instrument shall be included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or quotes of financial institutions or brokers for similar instruments.
•	The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on the yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

104

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

Financial assets and liabilities by Category

The financial instruments of the company by category can be summarized as follows:

March 31, 2022

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	8,194,779	4,758,946	12,953,725

Derivative financial instruments	-	175,958	175,958
Other derivatives	-	498,632	498,632
Trade accounts receivable and other accounts receivable, excluding prepayments	3,209,306	-	3,209,306
Marketable securities	-	4,084,356	4,084,356
Cash and cash equivalents	4,002,880	-	4,002,880
Leases	240,375	-	240,375
Judicial deposits	716,481	-	716,481
Other amounts recoverable	25,737	-	25,737

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	16,408,082	345,034	16,753,116

Loans and financing	3,338,893	-	3,338,893
Derivative financial instruments	-	345,034	345,034
Suppliers and other obligations, excluding legal obligations	3,009,707	-	3,009,707
Lease liabilities	9,832,720	-	9,832,720
Dividends and interest on shareholders' equity payable	226,762	-	226,762

105

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

December 31, 2021

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	9,472,377	5,235,447	14,707,824

Derivative financial instruments	-	198,027	198,027
Other derivatives	-	457,892	457,892
Trade accounts receivable and other accounts receivable, excluding prepayments	3,253,207	-	3,253,207
Marketable securities	-	4,579,528	4,579,528
Cash and cash equivalents	5,228,615	-	5,228,615
Leases	243,121	-	243,121
Judicial deposits	718,773	-	718,773
Other amounts recoverable	28,661	-	28,661

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities, as per balance sheet	16,649,988	208,787	16,858,775

Loans and financing	3,845,465	-	3,845,465
Derivative financial instruments	-	208,787	208,787
Suppliers and other obligations, excluding legal obligations	3,207,404	-	3,207,404
Lease liabilities	9,063,539	-	9,063,539
Dividends and interest on shareholders' equity payable	533,580	-	533,580

Regular purchases and sales of financial assets are recognized on the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

106

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

On March 31, 2022, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

Criteria for selection of financial institutions obey parameters that take into consideration rating made available by renowned agencies of analysis of risk, shareholders' equity and transactions, and resources’ concentration levels.

The operations with derivative financial instruments contracted by the Company and in force on March 31, 2022 and December 31, 2021 are shown in the following table:

March 31, 2022

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total swap (Long position)¹		Active Tip	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	240,473	240,473	100%	LIBOR 6M + 0.75% p.a.	79.00% to 92.59% of CDI
USD	PRE x DI	BNP Paribas	BNP Paribas	-	-	100%	3.32% p.a.	155% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	476,885	477,433	100%	1.73% p.a.	CDI + 1.05%
BRL	PRE x DI	BNP Paribas	BNP Paribas	505,810	506,836	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,753,506	1,753,506	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	396,115	396,115	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

107

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

December 31, 2021

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	SWAP type	Debt	SWAP	Total Debt	Total swap (Long position)¹		Active Tip	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	282,474	282,474	100%	LIBOR 6M + 0.75% p.a.	79.00% to 92.59% of CDI
USD	PRE x DI	BNP Paribas	BNP Paribas	428,793	429,247	100%	3.32% p.a.	155% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	559,650	559,933	100%	1.73% p.a.	CDI + 1.05%
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,166	517,843	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,696,999	1,696,999	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	396,281	396,281	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, active tip includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

In March 2021, the Company entered into a call option transaction in the total notional amount of USD 63 million. The purpose of the operation is to hedge the Company from the effects of foreign exchange variation arising from its commercial contracts starting at R$ 4.96/USD 1.00. The operation consists of 9 options in the amount of US$ 7 million each and with maturity from April to December 2022. The options were acquired for the amount of R$ 17.1 million.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), Libor and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, Libor and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

108

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

Sensitivity scenario	Fair value in USD, EUR, BRL and IPCA (1)	A) ∆ Accumulated variation in debt	Fair value of the active tip of the swap (+)	Fair value of the passive tip of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final Result (B-A)

	Dez./21	2,837,209	-	2,837,209	(3,019,281)	(182,072)	-	-

CDI	probable	2,837,209	-	2,837,209	(3,019,281)	(182,072)	-	-
	possible	2,845,980	8,771	2,845,980	(3,057,717)	(211,737)	(29,664)	(38,435)
	remote	2,844,069	6,860	2,844,069	(3,094,857)	(250,788)	(68,716)	(75,576)
USD	probable	2,837,209	-	2,837,209	(3,019,281)	(182,072)	-	-
	possible	3,024,807	187,598	3,024,807	(3,019,281)	5,526	187,598	-
	remote	3,201,591	364,382	3,201,591	(3,019,281)	182,310	364,382	-
Libor	probable	2,837,209	-	2,837,209	(3,019,281)	(182,072)	-	-
	possible	2,850,117	12,909	2,850,117	(3,019,281)	(169,164)	12,909	-
	remote	2,852,212	15,004	2,852,212	(3,019,281)	(167,069)	15,004	-
IPCA	probable	2,837,209	-	2,837,209	(3,019,281)	(182,072)	-	-
	possible	2,735,419	(101,790)	2,735,419	(3,019,281)	(283,862)	(101,790)	-
	remote	2,630,844	(206,365)	2,630,844	(3,019,281)	(388,437)	(206,365)	-

(1) (KFW Finnvera, Scotia, BofA, BNP, Debenture and BNDES)

Risk variable	Sensitivity scenario	CDI	USD	LIBOR	IPCA

CDI	probable	11.65%	4.7378	0.34%	11.30%
	possible	14.56%	4.7378	0.34%	11.30%
	remote	17.48%	4.7378	0.34%	11.30%
USD	probable	11.65%	4.7378	0.34%	11.30%
	possible	11.65%	5.9223	0.34%	11.30%
	remote	11.65%	7.1067	0.34%	11.30%
Libor	probable	11.65%	4.7378	0.34%	11.30%
	possible	11.65%	4.7378	0.43%	11.30%
	remote	11.65%	4.7378	0.51%	11.30%
IPCA	probable	11.65%	4.7378	0.34%	11.30%
	possible	11.65%	4.7378	0.34%	14.13%
	remote	11.65%	4.7378	0.34%	16.95%

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

109

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on March 31, 2022 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Table with gains and losses on derivatives in the period

	March 2022	March 2021
Net income from derivative operations	178,807	(184,926)
Income (loss) from operations with other derivatives	39,173	-

Capital Management

The group's objectives in managing its capital are to safeguard the group's ability to continue to deliver return to shareholders and benefits to other stakeholders, as well as maintain a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Inflows	-	1,088,970	(53,147)
Cancellations	-	(18,654)	-
Financial expenses	81,020	256,269	46,178
Foreign exchange variations, net	(132,721)	-	132,629
Payment	(454,871)	(557,404)	(8,084)

March 31, 2022	3,338,893	9,832,720	(329,556)
	Loans and financing	Leases	Derivative financial instruments (assets) liabilities

December 31, 2020	2,345,032	8,378,835	(465,923)
Inflows	-	377,234	-
Cancellations	-	(94,299)	-
Financial expenses	8,786	196,592	14,077
Foreign exchange variations, net	199,002	-	(199,002)
Payment	(7,538)	(461,049)	(234)

March 31, 2021	2,545,282	8,397,313	(651,083)

110

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

37.	Defined benefit pension plans and other post-employment benefits

	March 2022	December 2021

PAMEC/asset policy and medical plan	6,492	6,492

ICATU, SISTEL and VIVEST

The Company has been sponsoring defined benefit private pension plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of the Sistel Foundation for Social Security and the ICATU multi-sponsor fund. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

 Such pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo.

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

38.	Insurances

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of March 31, 2022, the Company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

Modalities	Maximum indemnity limits
Operational Risks	R$550,000
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 30,000
Automobile (executive and operational fleet)	R$1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for pain and suffering.

39. Supplementary information to the cash flow

	Parent company		Consolidated
	March 2022	March 2021	March 2021

Non-cash transactions
Additions to property, plant and equipment and intangible assets - with no effect on cash	(1,081,741)	(319,158)	(319,158)
Increase in lease liabilities - no effect on cash	1,081,741	319,158	319,158)

40.       Subsequent events

Closing of the business acquisition of Oi’s mobile telephony operation

On April 13, 2022, TIM, Telefônica Brasil S.A. and Claro S.A. (collectively, “Buyers”) delivered the termination notice referring to the acquisition of Seller’s Mobile Assets (“Transaction”) to Oi Móvel S.A. – In court-ordered reorganization (“Oi Móvel”, “Seller”).

In order for this delivery to be possible, approvals were obtained from the Administrative Council for Economic Defense (CADE), through the signing of the Concentration Control Term, already completed, and from the National Telecommunications Agency (ANATEL), specifically with the publication of Acts 4.949/2022, 4.950/2022 and 4.951/2022, in addition to all contractual precedent conditions being met or waived by the Purchasers, as the case may be.

On April 20, 2022, TIM, Telefônica Brasil S.A. and Claro S.A. (collectively, “Buyers”), after complying with the precedent conditions established by the Administrative Council for Economic Defense (CADE) and the National Telecommunications Agency (ANATEL), concluded the process of acquiring the mobile assets (“Transaction”) of Oi Móvel SA – Under Court-Ordered Reorganization (“Oi Móvel”, “Seller”). With the conclusion of the Transaction, TIM now holds 100% of the share capital of Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. ("SPE Cozani"), a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by Company.

112

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

The price for 100% of the shares of SPE Cozani, after all the adjustments provided for in the Share Purchase Agreement (“SPA”), is R$ 6.98 billion, including an expected net cash position in SPE Cozani of R$ 51.14 million as of today (“Adjusted Closing Price”).

Adjusted Closing Price: (i) R$ 634.33 million was withheld by TIM, as provided for in the SPA, mainly to meet any need for additional price adjustments to be made, which may be identified in the next 120 days; (ii) R$ 2.06 billion was transferred directly to BNDES - National Bank for Economic and Social Development, as per contractual provision; and (iii) the balance of R$ 4.29 billion was transferred directly to the Seller. The funds used to pay for the transaction completion came from the Company’s cash.

In addition to the above amounts, the Seller may be entitled to receive up to an additional R$ 230 million from TIM, conditioned to the achievement, up to March 31, 2023, of certain targets related to the radio frequencies and customer base involved in the Transaction.  Of this amount, R$ 60 million has already been paid due to the achievement of part of the established targets.

Moreover, TIM also paid, on April 20, 2022, on behalf of SPE Cozani, the amount of R$ 250.72 million to the Seller, as remuneration, for up to 12 months of service provision in the transition phase, and signed a 10-year contract for the use of transport infrastructure capacity with Brasil Telecom Comunicação Multimídia S.A. (“V.tal”), involving the payment of decreasing amounts which, at present value, total approximately R$ 476 million.

With the closing of the Transaction, TIM takes a big step on the national scenario, finally being able to compete in a balanced way with its main competitors regarding its infrastructure and geographic representation of its customer base and with the expectation of significant creation of value for its shareholders.

113

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on March 31st, 2022, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, May 2nd, 2022.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	ANNA MARIA CERENTINI GOUVÊA GUIMARÃES Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

114

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Chief Revenue Officer), Camille Loyo Faria (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (Human Resources & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer) and Jaques Horn (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the period ended March 31st, 2022.

Rio de Janeiro, May 3rd, 2022.

ALBERTO MARIO GRISELLI Chief Executive Officer and Chief Revenue Officer	CAMILLE LOYO FARIA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer JAQUES HORN Legal Officer	MARIA ANTONIETTA RUSSO Human Resources & Organization Officer

115

TIM S.A. NOTES TO THE QUARTERLY INFORMATION March 31, 2022 (In thousands of Reais, except as otherwise stated)

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Chief Revenue Officer), Camille Loyo Faria (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (Human Resources & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Information Officer), Jaques Horn (Legal Officer) and Alberto Mario Griselli (Chief Revenue Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the period ended March 31st, 2022.

Rio de Janeiro, May 3rd, 2022.

ALBERTO MARIO GRISELLI Chief Executive Officer and Chief Revenue Officer	CAMILLE LOYO FARIA Chief Financial Officer and Investor Relations Officer

MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Information Officer

BRUNO MUTZENBECHER GENTIL Business Support Officer	MARIA ANTONIETTA RUSSO Human Resources & Organization Officer
JAQUES HORN Legal Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 3, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer